19

04024216

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hysan Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 13 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1617 FISCAL YEAR 12-31-03

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/12/04

Hysan 希慎

ARIS
12-31-03

HYSAN'S CAUSEWAY BAY

ANNUAL REPORT 2003





Contents


HYSAN AVENUE
INFORMATION

Causeway Bay is a place of vibrant contrasts. It is simultaneously modern and traditional, cosmopolitan yet full of local character. All these characteristics are entwined with and reinforce each other.

Hysan has grown together with Causeway Bay. In this Annual Report, we explore with you its different facets — Work, Time Out, Festivities, and Green.

Hysan has built and is set to further enhance its portfolio bearing in mind the distinctive features, the needs and aspirations of the people who use it.

Causeway Bay is unique and is the product of constant reinvention. It is an inspiring place to work, shop and enjoy.

HYSAN DEVELOPMENT is committed to building and owning quality buildings, and being the occupier's partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

YEAR 2003 remained another challenging year for the Group. In spite of the unfavourable market conditions that prevailed during most of 2003, occupancy levels of our property portfolio remained resilient throughout the year.

Our mission remains steadfast: that is to build and manage quality properties and to provide premium accommodation and services to our occupiers.

PERFORMANCE HIGHLIGHTS

- **Strong occupancy rates achieved despite challenging market conditions**
  – 2003 average: office: 93%, retail: 98%

- **Rental levels stabilising in office sector**

- **Further expand our retail sector**
  – re-launched Lee Gardens Two achieving 93% commitment

- **Strong balance sheet**
  – maturity profile further lengthened

RESULTS

	Year ended 31 December		
	2003	2002	Change
	HK$ million	HK$ million *(restated)*	%
Operating Profit	**883.3**	926.8	(4.7)
Net Profit	**545.4**	533.4	2.2
Gross rental income	**1,135.1**	1,229.6	(7.7)
	HK¢	HK¢	%
Earnings per share (basic)	**52.52**	51.65	1.7
Earnings per share (diluted)	**52.52**	51.65	1.7
Dividend per share	**36.5**	36.5	unchanged
	HK$	HK$	%
Net asset value per share	**17.86**	18.34	(2.6)


MITSUKOSHI
MITSUKOSHI
Hysan's Causeway Bay

CHAIRMAN'S STATEMENT



Peter T.C. Lee
Chairman

The combination of a clear strategy, accompanied by high standards of governance, financial transparency and social responsibility are the core values of our Company philosophy.


Sunning Road
新寧道
Hysan Avenue
希慎道
Lee Garden Road
利園山道



We can look back with pride over a long and consistent history. In the early part of the 20th century, the founding Lee family set out to provide and manage real estate for local businesses. At the beginning of the 21st century, we continue to provide solutions to our customers' ever changing needs. We aim to remain the occupier's partner of choice in the provision of real estate accommodation and services.

(Top) Streets names in Causeway Bay named after the founding family and their home town in China.
(Left) Both Lee Theatre Plaza and its predecessor, Lee Theatre, are Causeway Bay landmarks.

2003 remained another challenging year for the Group. Against a background of continuing deflation and high unemployment in Hong Kong, the first half of the year was additionally affected by the outbreak of SARS. However, due to closer economic ties with mainland China and the greater influx of mainland visitors to Hong Kong, both the economy and market sentiment improved towards the end of the year.

PERFORMANCE

In spite of the unfavourable market conditions that prevailed during most of 2003, I am pleased to report that occupancy levels of our property portfolio remained resilient throughout the year (office: average 93%; retail: average 98%).

The Group's 2003 annual attributable profit was HK$545.4 million, 2.2% higher than in 2002 (2002 restated: HK$533.4 million). Underlying gross rental income decreased by 7.7% to HK$1,135.1 million (2002: HK$1,229.6 million). The fall was mainly attributable to the negative rental reversions in the office sector and to the upgrading and renovation works being carried out at the retail centre of Caroline Centre (now renamed Lee Gardens Two). These were partly offset by the increased income from the re-launched residential apartments at Bamboo Grove. Contributions from joint venture developments and other investments increased by HK$88.4 million. The impact of higher taxation in 2003 (including the change to a new accounting standard on deferred taxation) was partly offset by lower financing costs during the year.

Earnings per share were HK52.52 cents, an increase of 1.7% (2002 restated: HK51.65 cents).

The Board recommends the payment of a final dividend of HK26.5 cents per share, which together with the interim dividend of HK10 cents per share, represents an aggregate distribution of HK36.5 cents per share (2002: unchanged). Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

The portfolio of investment properties was valued by Knight Frank at HK$24,367 million as at 31 December 2003, which fell by 1.9% (2002: HK$24,841 million). Shareholders' funds at 2003 year-end were HK$18,640 million, compared to HK$18,975 million (restated) in 2002. Net asset value per share decreased by 2.6% to HK$17.86.

VISION AND VALUES

The mission of Hysan Development remains steadfast: that is to build and manage quality properties and to provide premium accommodation and services to its occupiers.

With innovative ideas that anticipate and respond to tenant needs, and management of the highest professional and ethical standards, we are committed to being the occupier's partner of choice in real estate. This combination of a clear strategy accompanied by high standards of governance, financial transparency and social responsibility are the core values of our Company philosophy.

DIRECTORS AND STAFF

Dr. Victor K.K. Fung, having served on the Board since 1998, elected not to stand for re-election at the last Annual General Meeting. The Board is greatly indebted to Dr. Fung for his invaluable guidance and contribution to the success of Hysan.

I also thank Michael C.K. Moy, who resigned as Chief Financial Officer in January, for his hard work and contribution to the Group. I welcome our new Chief Financial Officer, Ricky T.F. Tsang, who joined us in March.

I would like to take this opportunity to express my thanks to all our dedicated and loyal staff for their dedication and good work during the year.

OUTLOOK

There is a general anticipation that the Hong Kong economy will continue on its path of recovery in 2004, accompanied by reduced deflation; however, local unemployment rates are likely to remain high.

For this recovery trend to be sustainable, it is important that the economic rebound continues on its present course in the coming months. Overall, with an improved economy, this should benefit the investment property sector in 2004.

We live in a world of increasing connectivity, where political events and economic conditions can often have significant impact on us, which are beyond our control. Nevertheless, we intend to respond to these challenges with vision and creativity, always bearing in mind the aspirations of our stakeholders. We are confident that together we will forge a better future.

Peter T. C. Lee
Chairman
Hong Kong, 9 March 2004

OPERATING AND FINANCIAL REVIEW



Michael T. H. Lee
Managing Director

Despite market and economic conditions, we have made good progress in further growing our business pursuant to the strategic principles mapped out three years ago.

Another Causeway Bay landmark: The Lee Gardens



STRATEGIC DIRECTIONS

We aim to be the occupier's partner of choice in the provision of real estate accommodation and services.

The following strategic principles have guided our actions over the past three years:

- to continually review the performance of individual properties and improve the quality and value of the portfolio by selective refurbishment and re-development
- to further grow our retail sector located in the retail hub of Causeway Bay
- to continually focus on the current and future needs of our commercial and residential customers who occupy our space and use our services
- to utilise our relationships and financial strength as a competitive advantage in pursuing investment opportunities
- to keep risk and return in balance
- to upgrade overall operational efficiency including facilities management, emphasising good customer service

OUR ACHIEVEMENTS

Although the achievement of our objectives is always influenced by market and economic conditions, we have made good progress in further growing our business.

Our achievements to date include:

- optimising occupancy levels across the portfolio (current levels: office: 95% ; retail: 97%)
- maximising tenant retention including optimising lease structure and maturity profile
- developing distinctive retail centres in our retail hub targeting different consumer groups
- asset enhancements:
  - re-launch of residential Bamboo Grove project and Lee Gardens Two retail centre completed;
  - various renovation and / or building upgrades
- customer focus:
  - implementing a Group client relationship management system to formalise relationship management with clients;
  - property services: adopting comprehensive tenant service levels with industry recognition achieved
- maximising operating efficiency including significant savings in energy costs without compromising service standards
- strong balance sheet with debt maturity profile lengthened and funding sources diversified
- enhancing corporate governance and transparency with industry recognition achieved
- enhancing corporate social responsibility including formal adoption of an environmental, health and safety policy

2004 OBJECTIVES

Our future objectives will be to:

- optimise rental income and occupancy
- further refine and enhance our distinctive retail centres in the prime Causeway Bay retail hub
- continue to review the performance of our assets and maximise their value
- continue to maximise operating efficiency
- continue to achieve a strong balance sheet position geared to complement strategic directions
- to build and retain our first rate team
- futher strengthen relations with our stakeholders:
  - our tenants
  - the investment community and analysts
  - the media
  - the community

MISSION

We aim to become the business partner of choice in the provision of quality office accommodation and services to our tenants. We offer a range of first class office premises with different occupier characteristics, and we have a diversified and quality tenant base covering a range of industries and activities. We are committed to interacting closely with our tenants in order to ensure that we anticipate and meet their changing needs.

OVERVIEW

Although the general office market environment remained highly competitive throughout the review year, market sentiment showed considerable improvement by year-end. Effective rental levels appeared to be stabilising. These should encourage more positive developments in the general office sector, particularly for quality buildings in locations that have no major new supply.

PERFORMANCE

During the year we continued to strengthen relationships with our tenants, which enabled us to maximise tenant retention, optimising lease maturity profiles where appropriate. We achieved generally satisfactory occupancy levels throughout the year, which are supported by our diversified and quality tenant base.

Occupancy level further improved to 95% (interim results 2003: 92%), reflecting new tenant intake as well as the expansion of existing tenants. Currently, there are indications of effective rental levels stabilising in the general office market. These should, in due course, be translated into earnings growth.

For the future, we shall continue to foster good relationships with our tenants. The implementation of a tenant relationship management system has helped formalise communications procedures with tenants and to ensure that we anticipate and meet their needs.



Quality building features, whether in terms of building exterior, interior common areas, or public art displays, are at the top of tenants' priorities. These features are complemented by first class building management services.






Hysan's Causeway Bay WORK


Campbell's






BRAIN STORMING
ZONE

SONY


SONY
SONY


PRET A MANGER



Businesses covering a range of industries and activities are drawn to Causeway Bay by its excellent locational features — proximity to transport systems, clients / business partners, and business services; also in terms of the abundance of restaurant / retail / personal services.

(Photos) Some of our clients' "brain-storming" in action. For Sony, it takes place in the roof canteen that commands a magnificent view of the harbour; for Jebsen & Company, it is all held in a dedicated "Brain-storming Zone". For Campbell's, it means meticulous tasting of its products in a specially equipped kitchen.



MISSION

We adopt a proactive approach in refining our tenant mix with a view to projecting the premium positioning and distinctive images of our shopping centres. We aim to position our retail hub in Causeway Bay as an integrated and dynamic location with a broad appeal, a place where all shopping, leisure and service needs can be met. This approach is complemented by a year-round marketing programme which promotes the long-term growth of the Group as well as our retail tenants.

OVERVIEW

The retail sector showed significant improvement in the second half of the year. Consumer confidence generally improved, supported by a further increase in tourist arrivals particularly from the PRC. Demand for space in prime locations remained strong, and rental levels generally improved. Consumers are increasingly drawn to retail centres and locations that offer an attractive shopping environment as well as an optimal mix of shopping and recreation outlets.

PERFORMANCE

Our retail portfolio currently records an occupancy of 97%, including Lee Gardens Two. This strong occupancy reflects the premium location of our Causeway Bay retail portfolio.

Leasing activities for Lee Gardens Two were well-received, securing 93% lease commitment. We took advantage of the increased critical mass of The Lee Gardens and Lee Gardens Two projects to enhance the performance of the centres as well as the shopping experience for shoppers. We are continuing to introduce new retailers, which include high-end fashion brands, lifestyle retailers, children specialty shops as well as food and beverage outlets.

Our objective is to position our retail hub in Causeway Bay as an integrated and dynamic location with a broad retail appeal, a place where all shopping, leisure, and service needs can be met. We shall further refine the tenant mix in our shopping centres in this light.



Today's shoppers are looking for something different: a shopping experience that is out of the ordinary. Environment and ambience are therefore of prime importance – there is a great emphasis on stylish presentation and attractive window displays to entice customers inside. Although eating and shopping have always been natural companions, the trend has further accelerated.

(Right) Hysan Avenue Winter Garden Café, outside The Lee Gardens
(Left & below) Some window displays at Lee Gardens Two


Celebration
meets surprise
Gardens





Hysan's Causeway Bay













Shopping is one of the favourite pastimes of Hong Kongers and tourists alike, and Causeway Bay is one of Hong Kong's busiest retail hubs. Causeway Bay is a bazaar of global retailing: there is a stimulating blend of the traditional and the cutting edge, specialist shops as well as major international brands.

The oldest specialist shops date back many years. The arrival of shopping centres introduced a new approach to retailing — bringing in international brands with a strong emphasis on stylish presentation and attractive window displays.

As consumers become increasingly sophisticated, flagship stores also become popular. The arrival of today's lifestyle shopping no doubt adds a new dimension with consumers being attracted to high quality home living.

There has also been a return to small specialist shops offering high-quality and specialty goods. Goods with modernised local images are also proving to be a draw.


老字號
恭和堂

RESIDENTIAL

MISSION

We are committed to anticipating and satisfying the changing needs of our customers with a view to fostering long-term partnerships.

OVERVIEW

Leasing activities for luxury residential properties were generally slow during the first half of the year and this was largely due to a generally challenging economic environment. As a consequence of improved market sentiment, the level of activities increased during the second half of the year. Tenants continue to look for quality properties with good facilities and management services.

PERFORMANCE

We continue to enhance the value and performance of our residential portfolio, and have completed the re-launch of Bamboo Grove development and refurbishment of Sunning Court. Both projects were well-received by the market and leasing activities are progressing well.

PROPERTY SERVICES

MISSION

Our target is to manage our portfolio to the highest standards. We set out to provide commercial tenants with the best operating environment for their business and customers, and to ensure the most comfortable surroundings for residential tenants to build their homes.

PERFORMANCE

During the year, we successfully integrated comprehensive tenant service levels into our portfolio in order to better measure performance. We achieved industry recognition through the 2003 Best Practice Award (Technology Deployment) organised by the Best Practice Management.

In addition, we continued to optimise operational efficiency. Our energy efficiency initiatives resulted in considerable energy costs savings without compromising service standards. Our aim remains to further enhance our premium property services.


JAPANESE
CURRY SHOP
QUIKSILVER





The cultural diversity of Causeway Bay is reflected in the huge range of different styles of cooking on offer: from local to western; from traditional dining to a more casual and modern approach; and from ethnically pure to "Fusion" food.

If Causeway Bay restaurants today offer every conceivable type of cooking, they have also become even more sophisticated in design and ambience. Outdoor eating places have become increasingly popular as Hong Kongers are attracted to a healthier, more relaxed lifestyle.









CAPITAL IMPROVEMENT PROJECTS

Once again, we sought asset enhancement opportunities in 2003 through appropriate capital improvement projects, which included refurbishment, renovation, upgrading of building facilities and market repositioning.

The re-launch of Lee Gardens Two retail podium was well-received. Our pre-letting programme successfully secured 93% commitment.

Building exterior and building facilities upgrades of Leighton Centre and general improvement works for Sunning Court were also completed.

For the future, we will further enhance our asset value and select suitable capital improvement initiatives.

DEVELOPMENT PROPERTIES

Shanghai, PRC
We hold an effective interest of 23.7% in the Grand Gateway project in Shanghai, a development that has successfully established itself as one of the most popular retail centres in Shanghai. The retail podium is fully-let, with the residential tower having achieved 96% occupancy.

Construction for Phase Two is making good progress.

Singapore
We have three joint-venture residential projects in Singapore. (10%: in each of Sanctuary Green and the Gardens at Bishan; 25%: Amaryllis Ville). During the year, construction and pre-sale of the developments continued amidst generally slow market conditions.

Causeway Bay hosts many of Hong Kong's most fascinating festive and special celebrations. The annual flower market around Chinese New Year is a major event that attracts huge crowds. The festive season also provides an excuse for retailers to indulge in extravagant presentations. The Lee Gardens transforms itself into an elegant winter garden and festive displays along Hysan Avenue turn the area into a glittering wonderland.






Hysan's Causeway Bay



Condensed Consolidated Income Statement
For the year ended 31 December

	2003 HK$M	2002 HK$M (restated)	Changes HK$M
Turnover	1,139.3	1,233.3	(94.0)
Property expenses	(239.6)	(235.8)	(3.8)
Administrative expenses	(90.0)	(85.8)	(4.2)
Gain on disposal of investments in securities	48.2	-	48.2
Impairment loss arising in respect of investments in securities	-	(0.8)	0.8
Other operating income	25.4	15.9	9.5
Profit from operations	883.3	926.8	(43.5)
Finance costs	(168.3)	(220.6)	52.3
Impairment loss arising in respect of interests in associates	-	(10.0)	10.0
Share of results of associates and release of negative goodwill	21.7	0.1	21.6
Profit before taxation	736.7	696.3	40.4
Taxation	(165.2)	(108.3)	(56.9)
Profit after taxation	571.5	588.0	(16.5)
Minority interests	(26.1)	(54.6)	28.5
Profit attributable to shareholders	545.4	533.4	12.0

Gross Rental Income was 7.7% lower (HK$94.5 million) at HK$1,135.1 million (2002: HK$1,229.6 million).

Rental income from office leasing fell 12.5% year-on-year, principally as a result of negative rental reversions across the portfolio. The office sector was particularly competitive during the first half of the year in the light of the imbalance of supply and demand of office space.

Retail rental was more resilient to negative rental reversions. The 9.0% year-on-year fall in retail rental income was largely attributable to the loss in income during the retail podium renovation works at Lee Gardens Two.

Rental income from Bamboo Grove increased significantly post-renovation and post-repositioning, representing the largest contributor to the overall 44% increase in residential rental income.

Property Expenses were marginally higher at HK$239.6 million (2002: HK$235.8 million). Savings in utilities expenses were achieved through greater efficiency, partially absorbing the higher agency and marketing expenses associated with the renovated Bamboo Grove and Lee Gardens Two.

Administrative Expenses rose by 4.8% (HK$4.2 million) to HK$90.0 million. This was principally attributable to the full-year effect of additional staff hired in 2002 for new functions and in order to better enhance overall service quality. Other administrative expenses were generally kept at a similar level.

Gain On Disposal Of Investments In Securities was HK $48.2 million. There was no disposal in 2002. The Group's portfolio of marketable securities serves as a liquid buffer fund to help finance capital expenditure and other market opportunities as necessary.

Other Operating Income increased by HK$9.5 million in 2003, to HK$25.4 million (2002: HK$15.9 million). Higher dividend income derived from the marketable securities portfolio was partially offset by a HK$2.9 million reduction in interest income.

Finance Costs decreased by (23.7%) HK$52.3 million on a year-to-year comparison, to HK$168.3 million (2002: HK$ 220.6 million), as interest rates continued on their downward path in 2003. The effective interest rate was almost 1% lower despite a higher average gross debt of HK$5.8 billion in 2003 (2002: HK$5.7 billion).

Investments In Associates generated an overall higher return. The year-on-year increase of HK$18.1 million is a net result of the highly positive contribution from the Grand Gateway in Shanghai, offsetting a share of loss of the Singapore Amaryllis Ville project. In January 2003, the Group acquired additional shareholdings in the Shanghai Grand Gateway, from 16.875% to 23.67%, which triggered the accounting reclassification from an investment to an associate.

Taxation charged to the profit and loss account in 2002 was restated at HK$108.3 million following the adoption of the SSAP 12 (Revised) "Income Taxes". Taxation charge for 2003 was HK$56.9 million above the restated 2002 charge. Additional amounts were provided for the higher corporate tax rate and an additional tax provision was made at the interim results announcement out of prudence against certain assessments on non-deductibility of expenses previously claimed. Details are set out in note 9 to the financial statements. There is a reduction in the current year tax charge due to a lower operating profit level.

Profit Attributable to Shareholders amounted to HK$545.4 million, HK$12.0 million (2.2%) higher year-on-year, after deductions for minority interest. With a lower operating profit from Lee Gardens Two during the retail podium renovation and a higher effective tax rate, the minority interest in 2003 decreased by HK$28.5 million (52.2%) to HK$26.1 million (2002: HK$54.6 million).

Condensed Consolidated Balance Sheet
At 31 December

	2003 HK$M	2002 HK$M (restated)	Changes HK$M
Investment properties	24,366.8	24,841.0	**(474.2)**
Investments in securities	940.9	1,483.8	**(542.9)**
Interests in associates	873.1	61.3	**811.8**
Other assets	175.9	169.1	6.8
Total assets	26,356.7	26,555.2	(198.5)
Current liabilities	(969.2)	(1,282.2)	313.0
Non-current liabilities	(5,993.9)	(5,421.9)	(572.0)
	19,393.6	19,851.1	(457.5)
Minority interests	(753.9)	(876.4)	122.5
	18,639.7	18,974.7	(335.0)
Share capital	5,217.8	5,173.1	44.7
Other reserves	9,616.8	10,161.3	(544.5)
Accumulated profits	3,805.1	3,640.3	164.8
	18,639.7	18,974.7	(335.0)

Total Assets were HK$26,356.7 million, down 0.7% (HK$198.5 million) from 2002 balance (2002: HK$26,555.2 million). The main factors were:

Investment Properties were HK$24,366.8 million, down 1.9% (HK$474.2 million) from HK$24,841.0 million in 2002. Adjusting for net additions, the revaluation of the properties showed a year-on-year fall of (3.6%) HK$891.7 million (Group share after minority interests was HK$777.2 million). The Group continues to adhere to its strategy for enhancing and growing its investment properties portfolio, and the total capital expenditure for the year was HK$417.5 million.

Investments In Securities decreased by 36.6% (HK$542.9 million) to HK$940.9 million. Excluding the HK$643.7 million due to reclassification of the Shanghai Grand Gateway as interests in associates, the investment in securities was up 12.0% (HK$100.7 million). A significant increase in unrealised gain was recorded for our listed securities portfolio in 2003 in the light of the strong stock market performance, particularly during the last quarter of 2003. The net gain of 12.0% is after deduction for the shares disposed of during the year for funding advances to associates and capital needs.

Interests In Associates increased 23.8% (HK$168.1 million) to HK$873.1 million, after adjusting for the reclassification of the Shanghai Grand Gateway. The Group invested an additional HK$107.8 million in 2003, a major part of which was used to acquire a higher effective interest from another shareholder of the joint-venture project in Shanghai (current effective interest: 23.7%). The remaining movement, after crediting HK$18.2 million to the profit and loss account, was taken to reserves.

Investment properties	HK$M
Valuation at 31/12/2002	24,841.0
Additions	417.5
Revaluation deficit	(891.7)
	(474.2)
Valuation at 31/12/2003	24,366.8

Investments in securities	HK$M
At 31/12/2002	1,483.8
Reclassification to interests in associates	(643.7)
Disposals	(105.7)
Unrealised gain on mark-to-market	206.5
	(542.9)
At 31/12/2003	940.9

Interests in associates	HK$M
At 31/12/2002	61.3
Advances to associates	107.8
Reclassification from investments in securities	643.7
Share of results of associates	18.2
Share of reserves, exchange differences and release of negative goodwill	42.1
	811.8
At 31/12/2003	873.1

Condensed Consolidated Cash Flow Statement
For the year ended 31 December 2003

	HK$M
Cash inflow from operating activities	663.7
Dividends paid less dividends received	(324.9)
Advances to associates	(107.8)
Additions to investment properties	(417.5)
Net proceeds from disposal of investments in securities	116.0
Net increase in borrowings	215.6
Other net cash outflow	(153.4)
Net decrease in cash and cash equivalents	(8.3)
Cash and cash equivalents at 1/1/2003	22.9
Cash and cash equivalents at 31/12/2003	14.6

FINANCIAL REVIEW

Current Liabilities decreased by 24.4% (HK$313.0 million) of which HK$35.6 million related to taxation. The current portion of the bank loans went down by HK$659.6 million and the floating rate notes (nominal value HK$400 million) will be due for repayment in November 2004.

Non-Current Liabilities were HK$572.0 million higher, representing an increase in the bank loan of HK$875.2 million; the floating rate notes (nominal value HK$400 million) becoming current; and an increase in deferred taxation of HK$66.8 million following the adoption of SSAP 12 (Revised) "Income Taxes".

Minority Interests reduced to HK$753.9 million, reflecting the revaluation deficit on the investment properties less profit retained for the year.

CONTINGENT LIABILITIES

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2003, the Group's share of guarantees and counter guarantees amounted to HK$159 million (2002: HK$156 million) and HK$85 million (2002: HK$84 million), respectively.

The Group has, as a matter of prudence, made an additional tax provision for prior years of HK$48 million (cumulative HK$90 million). Details of this provision are set out in note 9 to the financial statement.

CAPITAL EXPENDITURE

The spending on capital expenditures is subject to close scrutiny. Detailed analysis on expected risks and returns are submitted to division heads, executive Directors or the Board for consideration and approval, depending on strategic importance, cost / benefit and the size of the projects. The criteria for assessment of financial feasibility are generally on net present value and internal rate of return from projected cash flow.

The Group spent HK$417.5 million during the past year. Part of this was incurred for refurbishment of the Group's investment properties, including Lee Gardens Two, Sunning Court and One Hysan Avenue. In addition, the Group incurred HK$107.8 million in advances to associates.

Capital expenditures were primarily financed by internally generated funds from operations and proceeds from disposals of marketable securities. With substantial committed banking facilities in place and a solid base of recurrent income, the Group is in a strong liquidity position and has sufficient financial resources to meet its capital commitments and ongoing working capital requirements.


Capital Expenditure
HK$ million
800
700
600
500
400
300
200
100
0
208
88
714
399
528
1999
2000
2001
2002
2003

KEY FINANCIAL RATIOS AND CREDIT RATING

Net Interest Coverage

As of year-end 2003, the net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income divided by net interest expenses less dividend income) was 6.5 times (2002: 4.7 times). This is the highest ratio in the past five years, principally because of the lower interest rate.

Net Gearing

The year-end 2003 net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value divided by shareholders funds) was 27.0% (2002 (restated): 25.9%). The re-investment in the Group's property portfolio and the downward revaluation of assets, netted off by the movements in the marketable securities, are reflected in the gearing rise of the past two years.

Credit Rating

As at 31 December 2003, the Group's credit ratings were Baa1 from Moody's and BBB from Standard and Poor's. Both credit ratings continue to reflect the Group's strong financial profile supported by its sound financial management and stable rental income cash flows.



Net Interest Coverage at Year-end
Times
7.0
6.0
5.0
4.0
3.0
2.0
1.0
4.2
3.6
3.7
4.7
6.5
1999
2000
2001
2002
2003

Note: net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income divided by net interest expenses less dividend income)



Net Gearing at Year-end
%
30.0
25.0
20.0
15.0
10.0
5.0
0.0
16.2
14.6
21.4
25.9
27.0
1999
2000
2001
2002
2003

Note: net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value divided by shareholders' funds)

FINANCING POLICY AND FINANCIAL RISK MANAGEMENT

Financing

As at 31 December 2003, the Group had total outstanding borrowings of HK$5.92 billion, all of which are unsecured, with over 99% being on a committed basis.

In managing the debt portfolio, the Group has endeavoured to maintain diversified sources to obtain the required funding. Currently, the major source of financing is still from the banking sector, in which the Group has bilateral banking facilities with over 15 banks. Most of these banks have had a long established relationship with the Group.

To avoid overdependence on a single source, the Group has always maintained a certain level of debts raised from the capital market.

The Group's outstanding capital market issuances include the HK$400 million five-year floating rate notes issued on 3 November 1999 and the US$200 million ten-year notes issued in 2002 pursuant to the Group's US$1,000 million Medium Term Note Programme.

In view of the favourable loan market in 2003 with borrowing margins tightening further, the Group took the initiative to early refinance a total of about HK$1.2 billion bank loans, including a club loan of HK$300 million. The refinancing exercise contributed to the lower borrowing cost for the year. The Group's weighted average cost of borrowing dropped to 2.69% per annum in 2003 from 3.65% per annum in 2002.

Liquidity And Cash Balance

Sufficient liquidity has always been maintained to fund the Group's working capital and other short-term payment obligations. The liquidity mainly comes from the strong recurring cash flows of the business and the committed banking facilities. The Group's undrawn committed facilities stood at HK$2.02 billion as at 31 December 2003, and aims to minimise the holding of any idle cash.

The liquidity risk of the Group has been further reduced by early refinancing and extending the loan tenors. The debt maturity profile is spread out over an intermediate term, with more than 50% of debts becoming due beyond five years. Such a maturity structure prevents the Group from encountering short-term refinancing pressure. For the HK$400 million floating rate notes maturing in 2004, sufficient banking facilities have already been lined up to meet the redemption obligation.

Sources Of Financing At Year-end


HK$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
55.3%
44.7%
19.6%
47.0%
33.4%
17.8%
42.6%
39.6%
5.3%
34.3%
60.4%
33.1%
66.9%
1999
2000
2001
2002
2003
Bank bilateral loans
Capital market issuances
Syndicated and club loans


Maturity Profile At 2003 Year-end
HK$ million
Total gross debt: HK$5,922million
3500
3000
2500
2000
1500
1000
500
0
478
668
1,626
3,150
2003


Maturity Profile At 2002 Year-end
HK$ million
Total gross debt: HK$5,707million
3500
3000
2500
2000
1500
1000
500
0
737
1,086
1,618
2,266
2002
Within 1 year
After 1 year but within 2 years
After 2 years but within 5 years
After 5 years

Risk Management

In managing interest rate and foreign exchange exposure, derivative instruments, such as interest rate swaps, cross currency swaps, forward rate agreements and forward foreign exchange contracts were used in accordance with the Group's policy, which restricts the use of derivatives to hedging purposes only.

With respect to the counterparty risk of the derivatives, the Group transacts only with financial institutions with strong investment-grade ratings. Limits have been set for each counterparty and procedures are in place and followed for on-going monitoring to ensure that the limits are not exceeded.

Interest Rate Exposure

The Group manages interest rates exposure and centrally monitors the prevailing interest rate levels and outlook as well as the potential impact of interest rate volatility on the Group financial position. With the further easing of interest rates in 2003, the Group was able to reap the benefits of the soft interest rate environment by maintaining a high floating-rate ratio in the first half of the year. However, in order to mitigate the potential impact of a possible change in the interest rate trend, the Group gradually reduced the proportion of floating-rate debts in the second half of 2003. As a result, floating-rate debts accounted for about 60% of the entire debt portfolio as at 31 December 2003, compared to 91% at the end of 2002.

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. As at end 2003, all of the Group's borrowings were in Hong Kong dollars except for the US$200 million ten-year notes, which were hedged by appropriate hedging instruments. Other foreign exchange exposure relates to investments in Singapore and Shanghai overseas projects, which amounted to the equivalent of about HK$790.5 million or 3.0% of the Group's assets. Of which, 92% were in Renminbi and the balance in Singapore dollars.

Michael T. H. Lee
Managing Director
Hong Kong, 9 March 2004




Hysan's Causeway Bay

We often find people focusing on the negative features of Causeway Bay's environment — the congestion and the resulting pollution — but visitors are often surprised by how much greenery there is in Hysan's hub. Hidden secrets include roads and side streets lined with trees, the availability of open space, and courtyards and roof terraces offering an abundance of greenery and flowers.

SOCIAL RESPONSIBILITY



HYSAN'S APPROACH

Hysan is committed to being a socially responsible company. This means that we go beyond fulfilling regulatory and compliance requirements, and invest in the environment, the community, and generally towards developing positive stakeholder relations.

During the year, we made further progress towards achieving our objectives in this regard.

COMMUNITY: A CARING COMPANY

Hysan considers it important to support the community in which we operate and from which we generate revenue. In recognition of our efforts, in 2003 we were accredited as a "Caring Company" by the Hong Kong Council of Social Services.

We fully appreciate the importance of providing a prime location for charitable organisations to hold fund-raising and other promotional activities. The "Hysan Charity Booth programme" was introduced during the year to provide charitable organisations with the free use of venues in our portfolio for their activities. The launch of the programme at the Hennessy Centre Shopping Centre was well-received and we were encouraged by the enthusiastic response of charitable organisations.

We are also keen to encourage our employees to become involved in activities outside their normal work experience in order to develop a culture of care in the community. Through a wide range of activities organised by the Hysan Corporate Volunteer Team, staff devoted their leisure time to helping the under-privileged and to sharing our experience with the community. Activities organised included participation in fund-raising projects and campaigns, visits to homes for the elderly and under-privileged, and the organisation of talks and seminars to share with local community groups our expertise in property management and technical services.

At the same time, we continued to support various charitable institutions in Hong Kong through donations and sponsorship. Members of our management also serve various government and industry organisations.

ENVIRONMENT

Hysan has in place a formal Safety, Health and Environment (SHE) policy. The Managing Director has overall responsibility for the SHE policy at the Board level. Procedures and monitoring systems of SHE initiatives and practices are developed to ensure effective operation of SHE management, particularly for our property management and technical services units. Relevant unit heads are responsible for ensuring optimal integration of SHE policy into our activities.

We are encouraged by the progress of the Energy Efficiency Campaign that was launched throughout our portfolio last year. Significant savings in energy consumption were achieved without compromising service standards.

During the current financial year, we will further refine our targets, including stepping up procedures for monitoring and benchmarking our energy efficiency performance. Communications with our stakeholders in this regard will also be strengthened to further raise awareness of environmental issues.

HEALTH AND SAFETY

As a property investment company, our health and safety risk profile is low. Our hazards and risks range from trips and falls within property management and technical services units, construction design and management risks within project unit, and a range of generally low risk office-based hazards.

We enjoy a good staff safety record, having experienced minimal accident rates. Health and safety audit activities covering our staff as well as contractors are undertaken by in-house staff. Training programmes on health and safety matters are in place.

During the current financial year, we will continue to strengthen such audit activities and also further enhance the training programmes we have established.



HUMAN RESOURCES

TALENT MANAGEMENT

As at 31 December 2003, we have a total of 552 staff members; 126 are head office asset management teams and supporting units; 426 are building management, technical and security services staff. Our human resources strategy is to ensure that the right number of employees with the right skills and attitude are in the right positions to serve our customers and to achieve our corporate objectives.

In support of this strategy, we focus on talent management – attracting, retaining, developing and motivating the very best individuals. In 2003, special emphasis was given to three major areas: performance management and reward, learning and development, and internal communication.

PERFORMANCE MANAGEMENT AND REWARD

We further enhanced our performance management system during 2003. Clear corporate and individual objectives were set and aligned at the beginning of the year. We believe that management by developing well-defined objectives will foster innovation and encourage innovative and alternative approaches to meeting the objectives.

In line with this belief, we successfully launched across our portfolio Comprehensive Tenants Service Levels, a set of key performance indicators that measure various key aspects of the property management cycle. By linking strategic corporate objectives to measurement standards, this system has proven to be invaluable in communicating our corporate vision, translating it into specific and easily-understood objectives for front-line teams.

In the context of a rapidly changing environment, it is also crucial that all our staff members have a clear understanding of their changing responsibilities. We are in the process of completing a full-scale job descriptions updating exercise to ensure that everyone has a clear understanding of his role, accountabilities and competencies.

Hysan has always rewarded its staff based on performance and contribution to the Company. During the year this link between individual performance and reward was further strengthened, as was reflected by the increasing performance-based portion of our top management's remuneration packages.

Following the introduction of the Excellent Customer Award for all front-line staff, we shall continue to introduce awards and give recognition to individuals who have achieved exceptional performance in other core competencies.

LEARNING AND DEVELOPMENT

We continue to foster the learning culture in Hysan through a variety of developmental programmes. As part of the annual appraisal process, the training and development needs of all our staff members were clearly identified and systematically acted upon.

We continue to review and enhance the quality of our training curriculum. For head office management staff, we aim to provide a general management curriculum that is tailored to the Group's business and strategic requirements. The programme covers a range of business leadership skills including finance for non-finance managers, business legal knowledge, customer focus and other key aspects of operations management.

These courses are either run in-house by subject experts or by external professionals. Operational training curricula focusing on specific technical competencies for developing building management front-line staff will continue to be enhanced. We also emphasise effective post-training measurements to follow up the results of training and provide appropriate feedback and evaluation.

It is the Company's belief that individual staff should take the initiative to enhance their skills and competencies. Management, in turn, should provide ample opportunities for them to broaden their capabilities and prepare them for more responsibilities. This continues to be achieved through cross-department projects, stretched assignments, and in carefully planned opportunities to broaden staff exposure.

COMMUNICATION

We understand that effective communication is crucial to fostering staff commitment to the Group. This is particularly critical in the context of a challenging economic environment.

We continue to refine our employee communication programme, which includes briefings and updates on results announcements and other key corporate developments, regular newsletters, and gatherings with senior management. Cross-team co-operation, including collaborative efforts between corporate office and front-line staff, will continue to be the focus for 2004.






HYS

PRET A MANGER



PRINCIPAL INVESTMENT PROPERTIES



AIA Plaza
18 Hysan Avenue,
Causeway Bay

AIA Plaza is a 25-level office and retail complex and is within easy walking distance to the MTR Causeway Bay station. The building boasts a bright and spacious lobby, and an array of specialty food and beverage outlets.

Total Gross Floor Area: 139,119 sq.ft.
Number of Floors : 25
Year Completed / Renovated : 1989



Hennessy Centre
500 Hennessy Road,
Causeway Bay

Located on a busy thoroughfare, Hennessy Centre is an office and retail complex. It is served by a multitude of public transport including the MTR and the bus and tram stops on its doorstep. Home to a popular Japanese Department store and three levels of Chinese restaurants, it is a popular destination for shopping and dining. Upgrading works on external facade are being carried out.

Total Gross Floor Area: 719,642 sq.ft.
Number of Floors : 45
Carparks : 263
Year Completed / Renovated : 1981



Lee Theatre Plaza
99 Percival Street,
Causeway Bay

Like its predecessor the Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark and among the territory's first Ginza-style shopping, dining and entertainment complexes, within easy access to various kinds of transport and the MTR Causeway Bay station. The Plaza houses many of the world's favourite lifestyle brands and is a popular venue for shopping and one-stop entertainment, with cinema, fitness centres and some of the finest dining establishments in Causeway Bay.

Total Gross Floor Area: 315,749 sq.ft.
Number of Floors : 26
Year Completed / Renovated : 1994



Lee Gardens Two
28 Yun Ping Road,
Causeway Bay

This is a 34-level office (Caroline Centre) and retail complex. The retail podium which underwent a comprehensive refurbishment in 2003 has been re-launched to synergise with the neighbouring Lee Gardens shopping centre.

Total Gross Floor Area: 626,996 sq.ft.
Number of Floors : 34
Carparks : 177
Year Completed / Renovated : 1992 / 2003



The Lee Gardens
33 Hysan Avenue,
Causeway Bay

Located right at the hub of Causeway Bay's commercial and recreation area, this is the Company's flagship development which comprises an office tower and a high-end shopping centre. The development, adjacent to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations and luxury brands.

Total Gross Floor Area: 902,797 sq.ft.
Number of Floors : 53
Carparks : 200
Year Completed / Renovated : 1997



Leighton Centre
77 Leighton Road,
Causeway Bay

The 28-level office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a well-sought after location for many professional practices. Upgrading works on building facilities were completed in 2003.

Total Gross Floor Area: 435,008 sq.ft.
Number of Floors : 28
Carparks : 332
Year Completed / Renovated : 1977 / 2003



111 Leighton Road
111 Leighton Road,
Causeway Bay

111 Leighton Road is an office and retail complex located in a pleasant and tranquil area in the heart of Causeway Bay, an ideal office location for professional and designer firms.

Total Gross Floor Area: 79,905 sq.ft.
Number of Floors : 24
Year Completed / Renovated : 1988



Sunning Plaza
10 Hysan Avenue,
Causeway Bay

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. The office and retail complex has 30 levels. Among its tenants are popular food and beverage outlets, which have established the Plaza a hub for relaxation and social recreation.

Total Gross Floor Area: 279,717sq.ft.
Number of Floors : 30
Carparks : 150
Year Completed / Renovated : 1982



Bamboo Grove
74 - 86 Kennedy Road,
Mid-levels

A luxury residential complex in the Mid-Levels, Bamboo Grove underwent major refurbishment in 2002 to enhance both the value and quality of the complex.
The complex commands panoramic views of the harbour and the greenery of the Peak, and is served by a multitude of public transport. In addition to superb property management services and full club house and sports facilities, tenants also enjoy a personalised Resident Services which help ensure a comfortable and hassle free lifestyle.

Total Gross Floor Area: 691,546 sq.ft.
Number of Units : 345
Carparks : 436
Year Completed / Renovated : 1985 / 2002



One Hysan Avenue
1 Hysan Avenue,
Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, the office and retail complex enjoys a prime location and a diversity of retail facilities in the surrounding area. In 2002, external facade refurbishment was completed.

Total Gross Floor Area: 169,019 sq.ft.
Number of Floors : 26
Year Completed / Renovated : 1976 / 2002



Entertainment Building
30 Queen's Road
Central

Enjoying a prime location in Hong Kong's Central financial and commercial district, the post-modern design Entertainment Building has 34 levels, comprising 211,148 square feet of office and retail space.

Total Gross Floor Area: 211,148 sq.ft.
Number of Floors : 34
Year Completed / Renovated : 1993



Sunning Court
8 Hoi Ping Road,
Causeway Bay

The 19-storey Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with streets lined with trees, and within easy reach of all forms of relaxation and entertainment activities in the district, the building provides maximum comforts for its tenants. In 2003, the building underwent refurbishment to further enhance its value.

Total Gross Floor Area: 97,516 sq.ft.
Number of Units : 59
Carparks : available at Sunning Plaza
Year Completed / Renovated : 1982 / 2003

REPORT OF THE VALUER

TO THE BOARD OF DIRECTORS
HYSAN DEVELOPMENT COMPANY LIMITED

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2003

In accordance with your appointment of Knight Frank to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the open market value of the properties as at 31 December 2003 was in the approximate sum of Hong Kong Dollars Twenty Four Billion Three Hundred Sixty Six Million Seven Hundred and Eighty Thousand Only (i.e. HK$24,366,780,000).

We valued the properties on an open market value basis by capitalising the net income as provided to us with due allowance for outgoings and provisions for reversionary income potential. However, no allowance has been made in our valuation for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
KNIGHT FRANK
Hong Kong, 28 February 2004

SCHEDULE OF PRINCIPAL PROPERTIES

as at 31 December 2003

INVESTMENT PROPERTIES

Address	Lot No.	Use	Category of the lease	Precentage held by the Group
1. **The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2. **Hennessy Centre** 500 Hennessy Road Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%
3. **Bamboo Grove** 74-86 Kennedy Road Mid-levels Hong Kong	I.L. 8624	Residential	Long lease	100%
4. **Lee Gardens Two** 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29, Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
5. **Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
6. **Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
7. **Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
8. **Sunning Court** 8 Hoi Ping Road Causeway Bay Hong Kong		Residential	Long lease	100%
9. **Entertainment Building** 30 Queen's Road Central Hong Kong	The R.P. of I.L. 16 and the extension thereto	Commercial	Long lease	100%
10. **One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
11. **AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
12. **111 Leighton Road** 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS



Peter Ting Chang LEE *(I)*
J.P.
Chairman

Peter T. C. Lee first joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. A non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a director of a number of other companies. A vice president of the Real Estate Developers Association of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Civil Engineering from the University of Manchester, he also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 50.



Sir David AKERS-JONES *(A, E)*
G.B.M., K.B.E., C.M.G., J.P.
Independent non-executive Deputy Chairman

Chairman of GAM Hong Kong Limited. Deputy Chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. Received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. Appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 76.

STRUCTURE



THE BOARD
Audit Committee
Emoluments Review Committee
Investment Committee
CHAIRMAN
MANAGING DIRECTOR
Finance
Secretarial & Corporate Services
Property Investment
Property Services
Property Development

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(I) *Investment Committee*

CHAIRMAN
Peter Ting Chang LEE J.P. *(I)*

INDEPENDENT NON-EXECUTIVE DEPUTY CHAIRMAN
Sir David AKERS-JONES
G.B.M., K.B.E., C.M.G., J.P.
(chairing A,E)

MANAGING DIRECTOR
Michael Tze Hau LEE *(I)*

INDEPENDENT NON-EXECUTIVE DIRECTORS
Per JORGENSEN *(A)*
Dr. Geoffrey Meou-tsen YEH *(E)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.

NON-EXECUTIVE DIRECTORS
Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN B.B.S. *(I)*
Anthony Hsien Pin LEE *(I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

DIRECTOR, PROPERTY
Pauline Wah Ling YU WONG

CHIEF FINANCIAL OFFICER
Ricky Tin For TSANG

COMPANY SECRETARY
Wendy Wen Yee YUNG



Michael Tze Hau LEE *(I)*
Managing Director

Michael T. H. Lee first joined the Board in 1990, became Chief Operating Officer in 2002, and Managing Director in 2003. A non-executive director of Tai Ping Carpets International Limited. President of the Executive Committee of Hong Kong Society for Protection of Children and Vice-Chairman of Helping Hand. Also a director of Lee Hysan Estate Company, Limited. Received his Bachelor of Arts Degree from Bowdoin College and a Master of Business Administration Degree from Boston University. He is aged 42.



Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Non-executive Director

Chairman Emeritus of Ryoden (Holdings) Limited. Also a director of i-CABLE Communications Limited. Holds a Bachelor of Science Degree from Shanghai Jiao Tong University. Appointed a Director in 1979 and is aged 80.



Hans Michael JEBSEN *(I)*
B.B.S.
Non-executive Director

Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. Also a director of The Wharf (Holdings) Limited. Appointed a Director in 1994 and is aged 47.



Per JORGENSEN *(A)*
Independent non-executive Director

A director of A.P. Moller - Maersk A/S, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe. Appointed a Director in 1981 and is aged 68.



Anthony Hsien Pin LEE *(I)*
Non-executive Director

A director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. Received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1994 and is aged 46.



Chien LEE *(A)*
Non-executive Director

A director of Scottish and Eastern Investments Limited, Lee Gardens International Holdings Limited and a number of other companies. Non-executive director of Swire Pacific Limited. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Appointed a Director in 1988 and is aged 50.



Dr. Deanna Ruth Tak Yung RUDGARD
Non-executive Director

Received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1993 and is aged 64.



Pauline Wah Ling YU WONG
Director, Property

Responsible for the Group's property portfolio. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over thirty years of experience in the property field. Appointed a Director in 1991 and is aged 55.



Dr. Geoffrey Meou-tsen YEH *(E)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.
Independent non-executive Director

Former Chairman of Hsin Chong Construction Group Ltd. Holds a Bachelor degree of Science from University of Illinois and a Master degree of Science from Harvard University. Appointed a Director in 1979. He is aged 72.


THE LEE GARDENS

Left to right:
Ben S.S. Lui, Mark S.W. Chim, Wendy W.Y. Yung, Ricky T.F. Tsang, Michael T.H. Lee, Peter T.C. Lee, Pauline W.L. Yu Wong, Alex C.W. Lui, Lora W.S. Luke, Deric Probst-Wallace

CHIEF FINANCIAL OFFICER

Ricky Tin For TSANG

Responsible for Group finance. He holds a Master of Arts Degree from Oxford University, also qualified as a Chartered Accountant with the Institute of Chartered Accountants of England and Wales, and is a member of the Association of Corporate Treasurers. Prior to joining the Group in 2004, he had held senior business and finance positions with leading financial institutions in Hong Kong and UK. He has extensive experience in a wide range of finance activities including risk management, treasury and financial control. He is aged 42.

COMPANY SECRETARY

Wendy Wen Yee YUNG

Responsible for Group corporate services including legal, company secretarial, human resources, corporate communications and administration. She holds a Master of Arts Degree from Oxford University and is a solicitor of the High Court of the HKSAR. Prior to joining the Group in 1999, she was a partner of an international law firm in Hong Kong. She is aged 42.

SENIOR MANAGEMENT

Alex Chun Wan LUI

Senior Advisor, Urban Design and Architectural Services

Responsible for the Group's urban design and architectural services. A Registered Architect and an Authorized Person (Architect). Also a member of the Town Planning Board. He holds a Master Degree in City Planning from the Massachusetts Institute of Technology and a Bachelor of Architecture Degree from the University of Hong Kong. Before joining the Group in 2002, he was Professor in Architecture of the Chinese University of Hong Kong and has practised architecture & urban design for almost thirty years in Hong Kong, Singapore and USA. He is aged 60.

Mark Sun Wa CHIM

General Manager, Office Leasing

Responsible for the Group's office leasing activities. He holds a MBA Degree from Heriot-Watt University. Before joining the Group in 1999, he was National Director, Commercial Department, of an international real estate consultancy firm with over fifteen years' experience in leasing. He is aged 40.

Ben Sau Shun LUI

General Manager, Project and Technical Services

Responsible for the Group's project and technical services. A Registered Professional Engineer and a Chartered Civil and Structural Engineer, he holds a Master of Science Degree in Construction Project Management and a Bachelor of Science Degree in Civil Engineering, both from the University of Hong Kong. Before joining the Group in 2000, he has served senior project management positions in other major listed companies. He is aged 45.

Lora Wing Sze LUKE

General Manager, Retail Leasing

Responsible for the Group's retail leasing activities. She holds a MBA Degree from University of Reading in Real Estate and Construction. Prior to joining the Group in 2000, she was senior leasing manager of a major listed property investment company. She is aged 43.

Deric PROBST-WALLACE

General Manager, Property Services

Responsible for the Group's property services. He holds a MBA degree from the Cranfield School of Management, a diploma from the Chartered Institute of Marketing and a Bachelor of Science Degree from the University of Stirling. Before joining the Group in 2002, he was a Director of an international property services and construction-related consulting firm. He is aged 41.

Hoi Yee YAU

Head of Corporate Planning

Heads the Group's Corporate Planning Department, Finance Division. She holds a MBA Degree from Harvard University and a Bachelor of Science Degree from Stanford University. Prior to joining the Group in 2002, she has served senior management positions in investment and consulting companies. She is aged 35.

DIRECTORS' REPORT
CORPORATE GOVERNANCE
AND ACCOUNTS 2003

The Directors submit their report together with the audited financial statements for the year ended 31 December 2003, which were approved by the Board of Directors on 9 March 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2003 to be property investment, management and development. Details of the Group's associates and principal subsidiaries at 31 December 2003 are set out in notes 15 and 41 respectively to the financial statements.

An analysis of Group's turnover is set out in note 4 to the financial statements. As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Operating and Financial Review of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2003 are set out in the consolidated income statement on page 61.

An interim dividend of HK$0.10 per share amounting to HK$104,044,299 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK$0.265 per share with a scrip alternative to the shareholders on the register of members on 11 May 2004, absorbing HK$276,546,456. The ordinary dividends proposed and paid in respect of the full year 2003 will absorb HK$380,590,755, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in notes 31 and 32 to the financial statements.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2003. The revaluation resulted in a deficit as compared to carrying amount of HK$892 million, with the Group's attributable share being HK$777 million, which has been charged directly to the investment property revaluation reserve.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 13 to the financial statements.

Details of the major investment properties of the Group at 31 December 2003 are set out in section under "Schedule of Principal Properties" of the Annual Report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 12 to the financial statements.

SHARE CAPITAL

The Company issued a total of 8,954,608 ordinary shares under the scrip dividend scheme accompanying year 2002 final dividends and year 2003 interim dividends. During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities. Details of movements during the year in the share capital of the Company are set out in note 30 to the financial statements.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and has complied throughout the year with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Guidelines - A Statement of Policy for Hysan" — this Policy Statement approved by the Board, provides guidance on how corporate governance principles are applied to the Company.

(b) "Corporate Governance Best Practices - Hysan's Statement of Adherence" — it gives detailed information on the Company's compliance with corporate governance best practices, including practices set out in the Code on Corporate Governance Practices proposed by The Stock Exchange of Hong Kong Limited in January 2004.

(c) "Directors' Remuneration and Interests Report" — it gives detailed information of Directors' remuneration and interests (including information on Directors' emoluments, service contracts, interests in shares, executive share options, interests in contracts of significance and interests in competing business under the Listing Rules); Related Party and Connected Transactions.

(d) "Audit Committee Report" — it sets out terms of reference, work performed and findings of the Audit Committee for the review year.

THE BOARD

The Board currently comprises Peter Ting Chang Lee, Chairman, Michael Tze Hau Lee, Managing Director and Pauline Wah Ling Yu Wong, Director, Property and eight other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the two corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors appear on pages 36 and 37.

Dr. Victor Kwok King Fung did not stand for re-election at the last Annual General Meeting held on 13 May 2003. Michael Chi Kung Moy resigned as a Director on 28 January 2004.

Under the Company's articles of association, all Directors are subject to retirement by rotation. The three Directors who have been longest in office as at each Annual General Meeting will retire from office and be subject to re-election. Accordingly, Sir David Akers-Jones, Hans Michael Jebsen and Michael Tze Hau Lee will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. During the year, Claus Michael Valentin Hemmingsen, Charles Gary Wellins, Raymond Liang-ming Hu, Markus Friedrich Jebsen and V-nee Yeh served as alternate Directors.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the interests or short positions of every person, other than Directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:-

Name	Capacity	No. of shares	% of the issued share capital
Lee Hysan Estate Company, Limited	Corporate	429,046,912 *(Note 1)*	41.11
Lee Hysan Company Limited	Corporate	429,046,912 *(Note 1)*	41.11
Marathon Asset Management Ltd.	Investment Manager	66,041,651	6.33
The Capital Group Companies, Inc.	Corporate	62,203,604 *(Note 2)*	5.96
Prudential Asset Management (Hong Kong) Limited	Investment Manager	53,138,000 *(Note 3)*	5.09
Prudential Corporation Holdings Limited	Corporate	53,138,000 *(Note 3)*	5.09
Prudential PLC	Corporate	53,138,000 *(Note 3)*	5.09

All interests stated above represent long positions.

Notes:

(1) These interests represent the same block of shares. Lee Hysan Estate Company, Limited is a wholly-owned subsidiary of Lee Hysan Company Limited.

(2) These shares are held by The Capital Group Companies, Inc. in the capacity of investment manager and such holding were held via a number of its group subsidiaries.

(3) These interests represent the same block of shares. Prudential Asset Management (Hong Kong) Limited is a wholly-owned subsidiary of Prudential Corporation Holdings Limited which in turn is a wholly-owned subsidiary of Prudential PLC, as notified under Part XV of the SFO.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 31 December 2003.

These interests are in addition to those disclosed in "Directors' Remuneration and Interests Report" section in respect of the Directors.

SHAREHOLDINGS INFORMATION

As at 31 December 2003:

Authorised share capital: HK$7,250,000,000, comprising of 1,450,000,000 ordinary shares of HK$5.00 each.

Issued and fully paid-up capital: HK$5,217,857,665 comprising of 1,043,571,533 ordinary shares of HK$5.00 each.

Class of shares: one class of ordinary shares of HK$5.00 each with equal voting rights.

TOP 10 LARGEST SHAREHOLDERS

(as at 31 December 2003, as per register of members of the Company)

		Number of shares held	%
1.	HKSCC Nominees Limited	398,351,217	38.17
2.	HSBC Nominees (Hong Kong) Limited	126,805,976	12.15
3.	Hang Seng (Nominee) Limited	124,236,102	11.90
4.	Lee Hysan Estate Co., Ltd.*	90,118,724	8.64
5.	Kenwin Assets Limited*	43,902,720	4.21
6.	Overton Holdings Limited*	43,902,720	4.21
7.	Atlas Corporate Management Ltd*	39,809,001	3.81
8.	Shanghai Commercial Bank (Nominees) Ltd	32,510,110	3.12
9.	Liu Chong Hing (Nominees) Ltd	20,248,255	1.94
10.	Clipperton Company Limited*	17,019,739	1.63
	Total	936,904,564	89.78

Note: * denotes entities whose interests are attributable to the substantial shareholder: Lee Hysan Estate Company, Limited (see "Substantial Shareholders" section above)

LOCATION OF SHAREHOLDERS

(as at 31 December 2003, as per register of members of the Company)

Location of Shareholders	Number of shares held	%
Hong Kong	1,033,754,435	99.06
U.K.	4,342,652	0.41
US and Canada	5,126,512	0.49
Singapore	61,903	0.01
Others	286,031	0.03
Total	1,043,571,533	100.00

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

The aggregate purchases attributable to the Group's five largest suppliers was less than 30% of total purchases.

DONATIONS

During the year, the Group made donations totalling HK$1,957,600 for charitable and other purposes.

AUDITORS

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board
Peter T. C. Lee
Chairman

Hong Kong, 9 March 2004

CORPORATE GOVERNANCE GUIDELINES
A Statement of Policy for Hysan

INTRODUCTION
This Statement of Corporate Governance Policy has been adopted by the Board. It gives guidance on how the principles are applied to the Company. A Statement of Adherence to Corporate Governance Best Practices is set out on pages 47 to 52 of the Annual Report.

THE MISSION OF THE BOARD OF DIRECTORS
The Hysan Board of Directors represents the shareholders' interests in maintaining and growing a successful business including optimising consistent long-term financial returns. The Board is accountable for determining that the Company and its subsidiaries are managed in such a way as to achieve this objective. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives.

GUIDELINES ON IMPORTANT GOVERNANCE ISSUES

Board Appointment

1 Composition of the Board

The Board will on a regular basis review the composition of the Board, the diversity of skills and experience, their complementarity and the characteristics required of both executive and non-executive members of the Board in the context of the business and its strategies.

2 Appointment Procedures

The Board as a whole is responsible for the procedure of agreeing to the appointment of its own members and for nominating them for election by the shareholders on first appointment and thereafter at regular intervals by rotation.

3 Induction of new Directors

On appointment, new directors will be given a comprehensive introduction to the Group's business including visits to the Group's activities and meetings with senior management.

Board Leadership

4 Chairman and Managing Director

a) The roles of Chairman and Managing Director are currently separate.

b) The Board supports the principle of Board independence and continually reviews the implementation of this principle. Currently, a "senior" Independent non-executive Director has been identified and acts as the Independent Deputy Chairman of the Board. The "senior" non-executive Director may also assume such responsibilities as might be designated by the Board.

Board Composition and Size

5 Size of the Board

It is important that the Board is of a size to enable there to be a reasonable balance between executive and non-executive Directors.

6 What constitutes independence for outside directors?

The Board believes that independence is a matter of judgement and conscience but that, in order to be independent, non-executive Directors should be free from any business or other relationship that might interfere with the exercise of their independent judgement. Directors considered to be independent will be identified in the Annual Report and other communications with shareholders.

7 **Term limits**

All Directors are appointed and are then subject to periodic re-appointment by the shareholders through rotation in general meeting.

8 **Board compensation review**

The pay and benefits for executive Directors, including the Chairman, are determined by the Emoluments Review Committee - a committee comprising a majority of Independent non-executive Directors. For non-executive Directors, their fees and remuneration are determined by the general meeting. The remuneration of executive Directors and non-executive Directors will be the subject of continual monitoring of comparable companies. The assistance of independent external advisers will be sought from time to time.

9 **Corporate Governance Board Committees**

The Board will maintain two corporate governance committees comprising non-executive Directors appointed by the Board. The Emoluments Review Committee will in accordance with its terms of reference determine the pay and other benefits of the Chairman and executive Directors. The Audit Committee will review the financial accounts and policies and oversee internal controls and compliance. The full Board is responsible for continual enhancement of corporate governance practices.

10 **Board access to senior management**

Senior management are from time to time brought into formal and informal contact with the Board at Board meetings and other events.

11 **Board access to independent professional advice**

There is an agreed procedure for Directors (including Directors serving the Board Committees) to take independent professional advice at the Company's expense.

12 **Availability of information**

The Chairman has a clear responsibility to provide the whole Board with all the information that is relevant to the discharge of the Board's responsibilities. The Board therefore expects to receive timely advice on all material information about the Company, its subsidiaries, its activities, performance and its projects, particularly including any significant variances from a planned course of action.

13 **Meeting procedures**

The Chairman, together with the Managing Director, will establish the agenda for each Board meeting. Other Directors may request the inclusion of items on the agenda.

The necessary papers for meetings will be distributed in advance of the meeting. The Chairman will provide the desired information and will endeavour to ensure that the material does not contain anything that is not relevant.

14 **Board authorities, delegations and discretions**

The Board has determined those matters that are to be retained for full Board sanction and those matters that are to be delegated to the executive management of the business.

All Board Committees have clear written terms of reference. Board Committees report regularly to the full Board on their work and findings.

CORPORATE GOVERNANCE BEST PRACTICES
Hysan's Statement of Adherence

The Board is committed to maintaining a high standard of corporate governance. The Company has complied throughout the review period with the Code of Best Practice (the "Code of Best Practice") as set out in the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements.

The following sets out the Company's compliance with corporate governance best practices, including taking into consideration the Draft Code On Corporate Governance Practices proposed by Stock Exchange in January 2004.

Guidelines for Corporate Governance	Does the Company Align?	Governance Procedures for the Company
Directors		
(i) The Board: responsibility for leadership and control of the Company	✓	• The Board is responsible to the shareholders for leadership and supervision of Group management and represents their interests in maintaining and growing a successful business. • The principal task of the Board is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives.
(ii) Chairman & CEO: clear division of responsibilities	✓	• Peter T.C. Lee served as the Chairman. • The Chairman is supported by an Independent non-executive Deputy Chairman, Sir David Akers-Jones and Managing Director, Michael T.H. Lee. • The roles of Chairman and Managing Director are split. Chairman focuses on Group strategic and Board issues. Managing Director has overall chief executive responsibility for Group operations and development generally.
(iii) Board Composition: balance and independence	✓	• The Board currently comprises three executive Directors (Chairman, Managing Director and Director, Property) and eight non-executive Directors (including three Independent non-executive Directors comprising not less than one-third of the full Board). • The Board considers that the three Independent non-executive Directors (Sir David Akers-Jones, Per Jorgensen and Dr. Geoffrey M.T. Yeh) are free from any business or other relationship which might interfere with the exercise of their independent judgment. • The presence of an Independent non-executive Deputy Chairman is designed to ensure that the Board functions effectively and independent of management where appropriate. Sir David Akers-Jones, as the Independent non-executive Deputy Chairman, is also chairing the two corporate governance committees, namely the Audit Committee and Emoluments Review Committee. Both committees have a majority of Independent non-executive Directors. • The biographies of the Directors appear on pages 36 and 37. These demonstrate a range of experience and calibre to bring judgment on issues of strategy, performance, and resources.
(iv) Appointments, Re-election and Removal: formal, considered and transparent procedures	✓	• The Board as a whole is responsible for the selection and approval of candidates for appointment to the Board, and has not therefore established a Nomination Committee. • Under the Company's articles of association, all Directors are subject to retirement by rotation. • The three Directors who have been longest in office as at each annual general meeting will retire from office and be subject to re-election. New Directors are required to submit themselves to shareholders for re-election to the Board at the first annual general meeting following their appointment. • Currently, it takes each Director not exceeding four years to rotate which the Board considers satisfactory.

CORPORATE GOVERNANCE BEST PRACTICES *continued*

Hysan's Statement of Adherence

Guidelines for Corporate Governance	Does the Company Align?	Governance Procedures for the Company
(v) Responsibilities of Directors: general duties, share dealings and continual development	✓	• The Directors fully appreciate their role and duties as directors and are supportive of building a healthy corporate governance culture. • On appointment, new Directors will be given a comprehensive orientation package, including introduction to Group activities, induction into their responsibilities and duties, and other regulatory requirements. • The Company Secretary is responsible for keeping all Directors updated on Listing Rules, regulatory requirements, as well as internal codes of conduct of the Company. (Also see section Board Process – "Supply of Information" below). • Throughout the year, Directors complied with the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules regarding directors' securities. The Board has adopted in March 2004 a new code of Directors' share dealings in line with changes to be introduced to the Model Code effective 31 March 2004.
Board Process		
(i) Meetings: matters reserved for full Board decision and general proceedings	✓	• The Board meets at least quarterly. • There is a defined schedule of matters reserved for full Board decision, including material bank facilities, material acquisitions and disposals, and material transactions with connected parties. • All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters. The Company Secretary is responsible for taking minutes of Board and Board Committee meetings, which should be sent to Directors within a reasonable time (generally within 14 days) after each meeting and generally be made available for inspection by Directors. • There is an agreed procedure for Directors to take independent professional advice at Company's expense. • There is in place a directors' and officers' liabilities insurance cover. • Details of Directors' 2003 meetings attendance (excluding the board meeting held in May 2003 as certain oversea Directors were precluded from attending the meeting owing to SARS outbreak in Hong Kong) are set out below:

	Attendance (%)
Executive Directors	
Peter T.C. Lee	100%
Michael T.H. Lee	100%
Pauline W.L. Yu Wong	100%
Michael C.K. Moy	100%
Independent non-executive Directors	
Sir David Akers-Jones	100%
Dr. Victor K.K. Fung (stepped down on 13 May 2003)	50% (out of 2 meetings during his term)
Per Jorgensen	100%
Dr. Geoffrey M.T. Yeh	100%
Non-executive Directors	
Fa-kuang Hu	75% (25% by his alternate)
Hans Michael Jebsen	75%
Anthony H.P. Lee	100%
Chien Lee	100%
Dr. Deanna R.T.Y. Rudgard	66% (33% by her alternate)

Guidelines for Corporate Governance	Does the Company Align?	Governance Procedures for the Company
(ii) Supply of Information: quality and timeliness	✓	• The Company aims to continually improve on the quality and timeliness of the dissemination of information to Directors. The Chairman is responsible for ensuring adequate supply of information to Directors. • The Company aims to give notice of Board meetings at least 21 days in advance. The agenda and accompanying board papers will be sent in full to all Directors in a timely manner (currently at least five clear days in advance of meeting). Where appropriate, communications are sent electronically. • Directors are regularly provided with comprehensive reports on the management's strategic plans, updates on lines of business, financial objectives, plans and actions. • Business unit heads are also invited to attend meetings from time to time to update Directors on their lines of business.
Remuneration of Directors		
Formal and transparent procedures for Emoluments Review Committee to set executive Director remuneration policy	✓	• The Company set up an Emoluments Review Committee in 1987. Its terms of reference are to review and determine the remuneration packages for all executive Directors. • The Emoluments Review Committee is chaired by the Independent non-executive Deputy Chairman, Sir David Akers-Jones, with a majority of Independent non-executive Directors. Its other current members are F. K. Hu and Dr. Geoffrey M. T. Yeh (Independent non-executive Director). • The Chairman makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. • No Director is involved in deciding his own remuneration. On matters other than those concerning him, the Chairman or Managing Director may be invited to Committee meetings. • There is an agreed procedure for Committee members to take independent professional advice at Company's expense. • The Committee met once in 2003, with a 100% attendance. No executive Director attended the Emoluments Review Committee meeting. • The Committee presents a report to the Board after each meeting, which addresses its work and findings. • Details of the level of the Directors' remuneration (including a recent review conducted by the Committee in November 2003), service contracts, compensation and interests in shares are set out in the Directors' Remuneration and Interests Report on page 53.
Accountability and Audit		
(i) Financial Reporting: balanced, clear and comprehensive assessment of Company's performance, position of prospects	✓	• The Board believes that it presents a comprehensive, balanced and understandable assessment of the Group position and prospects in all shareholder communications. • The Board fully appreciates its responsibilities regarding the preparation of financial statements. A Statement of Directors' Responsibilities for the Financial Statements is set out on page 58.

Guidelines for Corporate Governance	Does the Company Align?	Governance Procedures for the Company
(ii) Audit Committee and Auditors: terms of reference and relationship with management and external auditors	✓	• The Audit Committee is chaired by the Independent non-executive Deputy Chairman (Sir David Akers-Jones) and has a majority of Independent non-executive Directors. Its other members are Per Jorgensen (Independent non-executive Director) and Chien Lee. All members have experience in reviewing or analyzing audited financial statements of public companies or major organisations. • The Committee meets not less than twice per annum. Meetings are also attended by invitation by the Managing Director and the Chief Financial Officer. • It has a 100% meetings attendance in 2003. • Under its terms of reference, the Committee is required, amongst other things, to oversee the relationship with external auditors, to review the Company's interim and annual financial statements, and to evaluate Group system of internal controls. • There is an agreed procedure for Audit Committee members to take independent professional advice at Company's expense. • Relationship with management and external auditors: - the Committee oversees the financial reporting process. - management is primarily responsible for the preparation of Group financial statements including the selection of suitable accounting policies. - external auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. - the Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them. • The Committee presents a report to the Board after each meeting, which addresses its work and findings. • Details on the mandate and work performed by the Audit Committee during the review year are set out in the Audit Committee Report on page 59.
(iii) Auditor Independence	✓	• During the year, the fees paid to the Company's external Hong Kong auditors for non-audit or review related activities amounted to HK$99,400, comprising tax representative services fees of HK$97,400 and miscellaneous services fees of HK$2,000.
(iv) Internal Control: sound and effective system to safeguard shareholder interests and Company assets	✓	• Risk management is a crucial part of the Group's strategic management. The Group is committed to implementing effective risk management policies and internal control procedures to identify and manage the risks that the Group may be exposed to. These policies and procedures are reviewed regularly by management to ensure their effectiveness and compliance with best practices. • The Managing Director and Chief Financial Officer report to the Audit Committee at least twice a year on key issues in relation to internal controls, audit finding and risk management. In 2003, management engaged an external consultant to carry out a review on the internal controls of the treasury and payment process. The result of the review is found to be satisfactory.

Guidelines for Corporate Governance	Does the Company Align?	Governance Procedures for the Company
		• Financial Risks - Financial Risk Management Policy - this policy, approved by the Board, identifies and lays down the guiding principles on the management of major financial risks including liquidity risk, funding risk, currency risk, interest rate risk, and the use of appropriate hedging instruments. - investment appraisal - the spending on capital expenditures is subject to close scrutiny. Detailed analysis on expected risks and returns are submitted to division heads, executive Directors or the Board for consideration and approval, depending on strategic importance, cost / benefit and the size of the projects. The criteria for assessment of financial feasibility is generally on net present value and internal rate of return from projected cash flow. - credit control - with a very tight control on credit risk, the Group has been successful in maintaining a negligible rate of delinquency on revenue, even under the economic downturn in the last few years. • Operating Risks - process - the Group has an on-going process for identifying, evaluating and managing significant operating risks faced by the Group. This process is reviewed regularly by management. In the light of SARS outbreak in 2003, property management services business continuity plan was tested and successfully implemented. - insurance cover - the Group has in place insurance cover to transfer certain significant operational risks. The scope and levels of the cover are reviewed by the management on a yearly basis. The Group has appointed an international insurance broker to provide independent professional advice.
Delegation by Board		
(i) Relationship with management	✓	• The Hysan Board and management fully appreciate their respective roles and are supportive of building a healthy corporate governance culture. • The Board is responsible for overseeing the processes that management has in place to identify business opportunities and risks. The Board's role is not to manage the business which responsibility remains vested with management.
(ii) Board Committees: specific terms of reference and report to full Board	✓	• The Board currently has three Board Committees, namely the Audit Committee, Emoluments Review Committee and Investment Committee, with specific terms of reference. • The Audit and Emoluments Review Committees, being corporate governance committees, each has a 100% non-executive membership with a majority of Independent non-executive Directors. (Also see sections above). • The Group's Investment Committee comprises the Chairman, Managing Director, Hans Michael Jebsen, with Anthony H. P. Lee as the Chairman. The four Directors, demonstrating a range of experience and background, meet as necessary to advise and make recommendations on the investment strategies of the Group within agreed terms of reference. • Board Committees present their respective reports to the Board after each meeting, which addresses their work and findings.

Hysan's Statement of Adherence

Guidelines for Corporate Governance	Does the Company Align?	Governance Procedures for the Company
Communication with Shareholders		
(i) General communication programme with stakeholders	✓	• The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its activities to shareholders and other stakeholders, subject to applicable legal requirements. • The Group had in operation during 2003 a communication programme, and will continue to enhance the same. • Communication is made through: - the Company's annual and interim reports, which have been enhanced to present a comprehensive, balanced and understandable assessment of Group position and prospects - notices of and explanatory memoranda for annual and other general meetings, which have been enhanced to provide shareholders with additional information in an understandable manner - regular analyst briefings - press briefings for Group annual results and other briefings, as appropriate - press releases on major developments of the Group - disclosures to Stock Exchange and relevant regulatory bodies - inquiries from investors, media or the public are responded to by Chief Financial Officer, Company Secretary or the appropriate members of senior management - Company's website at http://www.hysan.com.hk from which shareholders can access information on the Group. The website provides, inter alia, corporate announcements, press releases, annual reports, and corporate information of the Group
(ii) Shareholder Communications: constructive use of annual general meetings (voting and general proceedings)	✓	• The Board welcomes moves towards a more constructive use of Annual General Meetings and regards the Annual General Meetings as the principal opportunity to meet private shareholders. In 2003, all executive Directors and a majority of Independent non-executive Directors (including Sir David Akers-Jones, chairman of Audit Committee and Emoluments Review Committee) attended the Annual General Meeting. • The Company arranges for the Annual Report and Financial Statements and related papers to be posted to shareholders so as to allow at least 35 days for consideration prior to the Annual General Meeting. • All ordinary shares of the Company have equal voting rights. Annual General Meeting proceedings are continually reviewed in the light of corporate governance best practices: - separate resolutions are proposed at the meeting on each substantially separate issue, including the election of individual Directors. - results of the proxies votes received by the Company are made available on the Company's website at www.hysan.com.hk. - preparation of a comprehensive yet user-friendly Annual General Meeting circular containing: • detailed report on voting procedures (including procedures for demanding a poll) presented in a user-friendly "frequently-asked-questions-and-answers" format • comprehensive information on each resolution to be proposed • biographies and interests of Directors standing for re-election inserted for ease of reference
(iii) Shareholder rights and shareholdings information	✓	• Information on top 10 largest shareholders and location of shareholders is set out in Directors' Report on page 43.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 9 March 2004

DIRECTORS' REMUNERATION AND INTERESTS REPORT

DIRECTOR COMPENSATION

Executive Director Emoluments

The Board first established the Emoluments Review Committee in 1987 to review and determine the remuneration of executive Directors.

The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, and has a majority of Independent non-executive Directors. Its other members are F.K. Hu and Dr. Geoffrey M.T. Yeh (Independent non-executive Director).

The Committee met once in 2003, with a 100% attendance. No executive Director attended the Emoluments Review Committee meeting.

The Group's remuneration policy seeks to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff and at the same time to reflect the importance of aligning awards with shareholder interests.

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman or Managing Director may be invited to Committee meetings. No Directors is involved in deciding his own remuneration.

Management seeks to set levels of remuneration to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.

A review was carried out regarding the compensation of the Chairman and Managing Director in November 2003. The new levels of remuneration reflect comparator market information and advice from independent consultants (Watson Wyatt Hong Kong Limited). The proportion of total remuneration which is performance-related has also been increased following the review, in line with human resources practices.

Details of Director (including individual executive Director) emoluments and options are set out on notes 6 and 34 respectively to the financial statements.

Non-Executive Director Emoluments

The non-executive Directors received fees totalling HK$493,219 for 2003. They received no other compensation from the Group.

The Independent non-executive Deputy Chairman receives total annual fee of HK$111,305 (comprising the annual fee of HK$65,000 for the Deputy Chairman office; HK$20,000 per annum for Audit Committee he sits; the balance being reimbursement of expenses). Other non-executive Directors being entitled to an annual fee of HK$50,000. Members of the Audit Committee receive an additional annual fee of HK$20,000. None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive schemes. The fees are determined by the general meeting. The Board will take into consideration (inter alia) fees paid by comparator organisations.

SERVICE CONTRACTS

No Director has a service contract that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN SHARES

As at 31 December 2003, the interests and short positions of the Directors and alternate Directors in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

Interests in Shares of the Company

	No. of shares held					
Name	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Other Interests**	**Total**	**% of the issued share capital**
Peter Ting Chang Lee	2,000,000	–	4,083,823 *(Note 1)*	–	6,083,823	0.583
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233	0.098
Fa-kuang Hu	–	–	255,012 *(Note 2)*	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 *(Note 1)*	–	2,492,914	0.239
Per Jorgensen	6,678	–	–	–	6,678	0.001
Chien Lee	970,000	–	4,083,823 *(Note 1)*	3,750,000 *(Note 3)*	8,803,823	0.844
Michael Chi Kung Moy *	–	131,565 *(Note 4)*	–	–	131,565	0.013
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.179
Pauline Wah Ling Yu Wong	254,000	–	–	–	254,000	0.024
Geoffrey Meou-tsen Yeh	252,332	–	1,000 *(Note 1)*	–	253,332	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 *(Note 1)*	–	127,834	0.012

All interests stated above represent long positions.

Certain executive Directors of the Company have been granted share options under the Company's Executive Share Option Scheme (details are set out under "Executive Share Options" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter Ting Chang Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was a beneficiary.

(4) These shares were held by the wife of Michael Chi Kung Moy who was therefore deemed to have interest in them.

* Michael Chi Kung Moy resigned as a Director of the Company on 28 January 2004.

Executive Share Options

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The maximum entitlement of each participant under the Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the Scheme. The exercise price was fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the twenty trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at the date of this report, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% of the issued share capital of the Company.

Details of the options expiring, granted and outstanding to them and movement during the period are as follows:

			Changes During the Year					
Name	Balance as at 1.1.2003	Date of grant	Cancelled/ Lapsed	Granted	Exercised	Balance as at 31.12.2003	Exercise price (HK$)	Exercisable period
Peter Ting Chang Lee	1,350,000	7.1.99	NIL	NIL	NIL	1,350,000	9.22	7.1.01-6.1.09
Pauline Wah Ling Yu Wong	900,000	3.5.95	NIL	NIL	NIL	900,000	13.46	3.5.97-2.5.05
Michael Chi Kung Moy *	1,200,000	23.12.99	NIL	NIL	NIL	1,200,000	7.54	23.12.01-22.12.09

* Michael Chi Kung Moy resigned as a Director of the Company on 28 January 2004.

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

No options have been granted since the coming into force of certain new Listing Rules requirements. Future grants will only be made under the existing Scheme where new Listing Rules requirements are complied with.

Apart from the Scheme, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

The power of grant to executive Directors is vested in the Emoluments Review Committee and otherwise pursuant to Listing Rules requirements.

The Board delegated the authority to make grants to other management staff to the Chairman and Managing Director, with the view to further strengthening the links between staff and shareholder objectives and to balance the interests of shareholders generally. The exercise price will be set at at least the higher of (i) the closing price of the Company's ordinary shares on the date of grant; and (ii) the average closing price of such shares for the five days immediately before the grant. Interests of shareholders will be balanced by having appropriate aggregate and individual grant limits, also being in line with new Listing Rules requirements. A clear performance criterion will be the main driver.

Interests in Shares of Associated Corporations
Listed below are certain Directors' interests in the shares of Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

Name	No. of shares held	% of the issued share capital
Fa-kuang Hu	5,000 *(Note 5)*	50
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	5,000 *(Note 5)*	50

Notes:

(5) Ryoden Development Limited ("Ryoden Development") has a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu are deemed to be interested in PAECL by virtue of their interests as beneficiaries of a discretionary trust which has an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2003 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DISCLOSURE OF DIRECTORS' INTERESTS IN COMPETING BUSINESS UNDER THE LISTING RULES

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business.

(i) Peter T. C. Lee, Anthony H. P. Lee, Chien Lee, Michael T. H. Lee and Dr. Deanna R. T. Y. Rudgard are members of the founding family whose range of general investment activities include property investments in Hong Kong and overseas. In the light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) F. K. Hu (and his alternate, Raymond L. M. Hu) are directors and have an indirect substantial interest in Designcase Limited and its subsidiaries, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

(iii) Hans Michael Jebsen is a non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

The Company's management team is separate and independent from that of the companies identified in (ii) and (iii) above. In addition, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

RELATED PARTY AND CONNECTED TRANSACTIONS

The Group has provided shareholder loans to a non wholly-owned subsidiary in proportion to its shareholding. The quasi-equity loans were provided in the ordinary course of the Group's business. These activities constitute financial assistance and "Connected Transactions" under the Listing Rules.

The Group also entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Company in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis.

Further details are set out in note 40 to the financial statements.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Except as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 9 March 2004

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDIT COMMITTEE REPORT

The Audit Committee has three members, a majority of whom are Independent non-executive Directors.

The Committee oversees the financial reporting process. In this process, management is principally responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. The Audit Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them.

The Audit Committee has reviewed and discussed with management and external auditors the 2003 consolidated financial statements included in the 2003 Annual Report. In this regard, the Committee had discussions with management with regard to new or changes in accounting policies as applied, and significant judgments affecting the Group financial statements. The Committee also received reports and met with the external auditors to discuss the general scope of their audit work, their assessment of Group internal controls.

Based on these review and discussions, and the report of the external auditors, the Audit Committee recommended to the Board of Directors approval of the consolidated financial statements for the year ended 31 December 2003, with the Auditors' Report thereon.

The Audit Committee also reviewed and recommended to the Board of Directors approval of the unaudited financial statements for the first six months of 2003, prior to public announcement and filing.

The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditors for 2004. The Committee presents a report to the Board on its findings after each Committee meeting.

MEMBERS OF THE AUDIT COMMITTEE
David AKERS-JONES *(Chairman)*
Per JORGENSEN
Chien LEE

Hong Kong, 9 March 2004

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 61 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstance of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Acountants

Hong Kong, 9 March 2004

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000 (restated)
Turnover	4	**1,139,308**	1,233,398
Property expenses		**(239,626)**	(235,841)
Cost of property sales		**—**	(50)
Gross profit		**899,682**	997,507
Impairment loss arising in respect of investments in securities		**—**	(800)
Gain on disposal of investments in securities		**48,159**	–
Other operating income		**25,424**	15,908
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**60**	60
Administrative expenses		**(89,992)**	(85,836)
Profit from operations	5	**883,333**	926,839
Finance costs	8	**(168,290)**	(220,553)
Impairment loss arising in respect of interests in associates		**—**	(10,064)
Share of results of associates		**18,233**	143
Release of negative goodwill arising on acquisition of an associate		**3,428**	–
Profit before taxation		**736,704**	696,365
Taxation	9	**(165,224)**	(108,332)
Profit after taxation		**571,480**	588,033
Minority interests		**(26,074)**	(54,588)
Net profit for the year	31	**545,406**	533,445
Dividends	10	**380,591**	377,529
Earnings per share	11		
Basic		**HK52.52 cents**	HK51.65 cents
Diluted		**HK52.52 cents**	HK51.65 cents

CONSOLIDATED BALANCE SHEET

At 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000 (restated)
Non-current assets			
Property, plant and equipment	12	**57,717**	56,329
Investment properties	13	**24,366,780**	24,841,010
Interests in associates	15	**873,066**	61,317
Investments in securities	16	**940,888**	1,483,821
Negative goodwill	17	**(1,016)**	(1,076)
Staff housing loans, secured	18	**12,187**	16,452
Prepayments and deposits	19	**22,320**	27,486
		26,271,942	26,485,339
Current assets			
Staff housing loans, secured - due within one year	18	**3,188**	1,863
Prepayments and deposits		**28,259**	10,697
Accounts receivable	20	**10,644**	10,117
Interest receivable		**28,035**	24,215
Time deposits		**13,094**	21,372
Cash and bank balances		**1,539**	1,574
		84,759	69,838
Current liabilities			
Long term bank loans - due within one year	26	**78,000**	737,638
Floating rate notes	27	**399,132**	—
Creditors and accruals	21	**115,791**	108,598
Interest payable		**64,135**	74,234
Rental deposits from tenants		**219,729**	233,530
Deferred income	22	**686**	686
Taxation payable		**90,557**	126,122
Unclaimed dividends		**1,145**	1,412
		969,175	1,282,220
Net current liabilities		**(884,416)**	(1,212,382)
Total assets less current liabilities carried forward		**25,387,526**	25,272,957

	Notes	**2003 HK$'000**	2002 HK$'000 (restated)
Total assets less current liabilities brought forward		**25,387,526**	25,272,957
Non-current liabilities			
Advances from investees	24	**50,489**	51,676
Amounts due to minority shareholders	25	**321,714**	292,765
Long term bank loans - due after one year	26	**3,884,423**	3,009,223
Floating rate notes	27	**—**	398,090
Fixed rate notes	28	**1,551,991**	1,551,003
Deferred income	22	**4,855**	5,541
Deferred taxation	29	**180,400**	113,619
		5,993,872	5,421,917
NET ASSETS		**19,393,654**	19,851,040
MINORITY INTERESTS		**753,855**	876,388
		18,639,799	18,974,652
CAPITAL AND RESERVES			
Share capital	30	**5,217,857**	5,173,084
Accumulated profits	31	**3,805,113**	3,640,298
Other reserves	32	**9,616,829**	10,161,270
		18,639,799	18,974,652

The financial statements on pages 61 to 97 were approved and authorised for issue by the Board of Directors on 9 March 2004 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

BALANCE SHEET

At 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000 (restated)
Non-current assets			
Property, plant and equipment	12	**9,761**	12,475
Investment properties	13	**3,030,000**	3,295,000
Investments in subsidiaries	14	**11,348,763**	12,990,625
Interests in associates	15	**3**	3
Investments in securities	16	**2,031**	2,031
Staff housing loans, secured	18	**12,187**	16,452
Prepayments and deposits	19	**6,632**	4,621
		14,409,377	16,321,207
Current assets			
Staff housing loans, secured - due within one year	18	**3,188**	1,863
Prepayments and deposits		**5,406**	4,926
Accounts receivable		**2,113**	1,614
Time deposits		**1,599**	882
Cash and bank balances		**825**	939
		13,131	10,224
Current liabilities			
Long term bank loans - due within one year	26	**4,000**	687,638
Creditors and accruals		**14,056**	14,177
Interest payable		**1,922**	11,458
Rental deposits from tenants		**23,035**	27,366
Taxation payable		**2,869**	16,332
Unclaimed dividends		**1,145**	1,412
Amounts due to subsidiaries		**—**	622,700
		47,027	1,381,083
Net current liabilities		**(33,896)**	(1,370,859)
Total assets less current liabilities		**14,375,481**	14,950,348
Non-current liabilities			
Amounts due to subsidiaries	23	**805,850**	—
Long term bank loans - due after one year	26	**1,221,523**	2,200,123
Deferred taxation	29	**7,579**	6,315
		2,034,952	2,206,438
NET ASSETS		**12,340,529**	12,743,910
CAPITAL AND RESERVES			
Share capital	30	**5,217,857**	5,173,084
Accumulated profits	31	**3,533,725**	3,736,483
Other reserves	32	**3,588,947**	3,834,343
		12,340,529	12,743,910

The financial statements on pages 61 to 97 were approved and authorised for issue by the Board of Directors on 9 March 2004 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2003

	2003 HK$'000	2002 HK$'000 (restated)
At beginning of the year		
- as previously reported	**19,086,976**	21,266,925
- adjustment on adoption of SSAP 12 (Revised)	**(112,324)**	(102,032)
- as restated	**18,974,652**	21,164,893
Issue of shares pursuant to scrip dividend scheme	**44,773**	16,568
Premium on issue of shares pursuant to scrip dividend scheme	**20,305**	10,199
Share issue expenses	**(20)**	(10)
Unrealised gain (loss) on investments in other securities	**206,455**	(284,395)
Deficit on revaluation of investment properties	**(891,704)**	(2,158,317)
Deficit on revaluation of investment properties shared by minority shareholders	**114,462**	86,600
Surplus (deficit) on revaluation of land and buildings	**4,124**	(856)
Deferred taxation liabilities (arising) released on revaluation of land and building	**(722)**	137
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to:		
- Investment properties revaluation reserve	**(407)**	—
- Assets revaluation reserve	**(118)**	—
Share of reserves of an associate	**41,775**	—
Exchange differences on translation of an overseas associate	**(3,020)**	—
Net losses not recognised in the income statements	**(464,097)**	(2,330,074)
Net profit for the year	**545,406**	533,445
Dividends paid during the year	**(378,218)**	(392,120)
Realisation on disposal of investments in other securities transferred to income statement	**(37,944)**	—
Realisation on disposal of investment properties transferred to income statement	**—**	(1,492)
At end of the year	**18,639,799**	18,974,652
Represented by:		
Balance after amount set aside for dividend	**18,363,252**	18,700,478
Amount set aside for dividend	**276,547**	274,174
	18,639,799	18,974,652

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2003

	2003 HK$'000	2002 HK$'000
OPERATING ACTIVITIES		
Profit from operations	**883,333**	926,839
Adjustments for:		
Impairment loss arising in respect of investments in securities	**—**	800
Interest income	**(1,926)**	(4,842)
Dividend income	**(22,613)**	(10,512)
Depreciation	**4,643**	4,793
Gain on disposal of investments in securities	**(48,159)**	—
Gain on property sales	**—**	(1,500)
(Gain) loss on disposal of property, plant and equipment	**(46)**	2
Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**(60)**	(60)
Operating cash flows before movements in working capital	**815,172**	915,520
(Increase) decrease in accounts receivable, prepayments and deposits	**(12,923)**	20,604
Decrease in staff housing loans, secured	**2,940**	5,385
(Decrease) increase in rental deposits from tenants, creditors and accruals	**(6,230)**	35,118
Cash generated from operations	**798,959**	976,627
Hong Kong Profits Tax paid	**(135,255)**	(71,159)
NET CASH FROM OPERATING ACTIVITIES	**663,704**	905,468
INVESTING ACTIVITIES		
Interest received	**1,246**	4,222
Dividends received from investments in securities	**22,613**	9,617
Dividends received from associates	**80**	150
Additions to investment properties	**(417,852)**	(362,465)
Additions to property, plant and equipment	**(1,909)**	(11,872)
Proceeds on disposal of investment properties	**—**	1,550
Proceeds on disposal of property, plant and equipment	**48**	50
Acquisition of interest in an associate	**(1)**	—
Advance to an associate	**(107,759)**	(10,064)
Net proceeds received on disposal of investments in securities	**115,950**	—
Advances to investees	**(1,187)**	(14,957)
Construction costs paid	**—**	(38)
NET CASH USED IN INVESTING ACTIVITIES	**(388,771)**	(383,807)

	2003 HK$'000	2002 HK$'000
FINANCING ACTIVITIES		
Net proceeds received on derivatives	—	6,855
Interest paid	**(172,404)**	(171,213)
Bank charges	**(6,884)**	(9,543)
Medium Term Note Programme expenses	**(897)**	(509)
Dividends paid	**(313,407)**	(366,078)
Dividends paid to minority shareholders of subsidiaries	**(34,145)**	(53,692)
Share issue expenses	**(20)**	(10)
New unsecured bank loans	**1,798,800**	1,750,038
Issue of fixed rate notes	—	1,550,016
Advance from minority shareholders	**28,949**	—
Repayment of unsecured bank loans	**(1,583,238)**	(1,231,648)
Repayment of floating rate notes	—	(2,000,000)
NET CASH USED IN FINANCING ACTIVITIES	**(283,246)**	(525,784)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(8,313)**	(4,123)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**22,946**	27,069
CASH AND CASH EQUIVALENTS AT 31 DECEMBER	**14,633**	22,946
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**1,539**	1,574
Time deposits	**13,094**	21,372
	14,633	22,946

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December 2003

1. GENERAL

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are property investment, management and development.

2. ADOPTION OF STATEMENT OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, the Hong Kong Financial Reporting Standard ("HKFRS"), the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes", issued by the Hong Kong Society of Accountants ("HKSA"). The term of HKFRS is inclusive of SSAP and Interpretations approved by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. Accumulated profits as at 1 January 2003 have been reduced by HK$106.7 million (2002: HK$96.3 million) which is the cumulative effect of the change in policy on the results up to that date. The balances on the Company's investment properties and assets revaluation reserves at 1 January 2003 have been reduced by HK$4.3 million (2002: HK$4.3 million) and HK$1.3 million (2002: HK$1.4 million) respectively, representing the deferred tax liabilities recognised in respect of the revaluation surpluses on the Company's properties at that date. The effect of the changes is an increased charge to taxation in the current year of HK$65.5 million (2002: HK$10.4 million).

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions on or after 1 January 2001 is capitalised and amortised on a straight line basis over its useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Interests in associates

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any identified impairment loss in the value of individual investments.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at fair value at subsequent reporting dates.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the year. For other securities, unrealised gains and losses are dealt with in the investment revaluation reserve, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the year.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any surplus arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case this surplus is credited to the income statement to the extent of the deficit previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to accumulated profits.

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining term of the lease
Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as revaluation increase under that SSAP.

Fixed rate notes/floating rate notes issue expenses

Expenses incurred directly in connection with the issue of fixed rate notes/floating rate notes are deferred and amortised on a straight line basis over the terms of the notes.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date, with the exception of those items covered under forward exchange contracts, which are re-translated at the contracted settlement rate. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of associates which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the interests in associates are disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Taxation *continued*

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Operating leases

Rentals receivable and payable under operating leases are credited and charged respectively to the income statement on a straight line basis over the relevant lease term.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Recognition of income

Rental income is recognised on a straight line basis over the relevant lease term.

Income from property sales is recognised on the execution of a binding sales agreement.

Management fee income and security service income are recognised when the services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Financial instruments and derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

4. TURNOVER

	2003 HK$'000	2002 HK$'000
Turnover comprises:		
Gross rental income from properties	**1,135,126**	1,229,599
Income from property sales	**—**	1,550
Management fee and security service income	**4,182**	2,249
	1,139,308	1,233,398

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. PROFIT FROM OPERATIONS

	2003 HK$'000	2002 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**118,555**	111,699
Retirement benefits scheme contributions *(note 35)*	**5,006**	4,821
Forfeited contributions *(note 35)*	**(1,067)**	(1,189)
	122,494	115,331
Depreciation	**4,643**	4,793
Auditors' remuneration	**1,866**	1,629
Rental income arising from operating leases less out-goings	**(899,948)**	(996,702)
Dividends from		
- listed investments	**(19,795)**	(3,145)
- unlisted investments	**(2,818)**	(7,367)
Gain on property sales	**—**	(1,500)
Interest income	**(1,926)**	(4,842)
(Gain) loss on disposal of property, plant and equipment	**(46)**	2
Exchange loss	**1,631**	—

6. DIRECTORS' REMUNERATION

	2003 HK$'000	2002 HK$'000
Directors' fees	**725**	757
Other emoluments:		
Basic salaries, housing, other allowances and benefits in kind	**12,093**	10,548
Bonus paid	**981**	1,552
Retirement benefits scheme contributions	**243**	232
	14,042	13,089

The number of Directors whose remuneration/fees within the bands set out below is as follows:

	2003 No. of Directors	2002 No. of Directors
HK$ 0 - HK$1,000,000	**9**	9
HK$1,000,001 - HK$1,500,000	**—**	1
HK$1,500,001 - HK$2,000,000	**—**	—
HK$2,000,001 - HK$2,500,000	**—**	—
HK$2,500,001 - HK$3,000,000	**1**	—
HK$3,000,001 - HK$3,500,000	**2**	2
HK$3,500,001 - HK$4,000,000	**—**	—
HK$4,000,001 - HK$4,500,000	**1**	1
	13	13

The above includes total emoluments actually paid to Directors. All executive Directors are entitled to housing benefits. Two Directors (the Chairman and Managing Director) did not take such housing benefits for a substantial part of 2003.

Directors' fees paid to Independent non-executive Directors during the year totalled HK$223,219 (2002: HK$255,000). They received no other emoluments from the Company or any of its subsidiaries.

6. DIRECTORS' REMUNERATION *continued*

Remuneration breakdown of each of the current executive Directors for year 2003 are set out below:

	Directors' fees HK$'000	Basic salaries, housing, allowances and benefits HK$'000	Bonus HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
Peter T.C. Lee *(Note a)*	82	2,809	310	12	3,213
Michael T.H. Lee *(Note b)*	50	2,468	175	12	2,705
Pauline W.L. Yu Wong	50	2,642	248	207	3,147
	182	7,919	733	231	9,065

Notes:

(a) The Chairman did not take up housing benefits to which he was entitled for a substantial part of 2003. Following a review of his compensation in November 2003, his fixed base package is HK$4.1 million as from December 2003. The portion of his total remuneration which is performance-based has also been increased following the review.

(b) The Managing Director did not take up housing benefits to which he was entitled for a substantial part of 2003. Following a review of his compensation in November 2003, his fixed base package is HK$3.5 million as from December 2003. The portion of his total remuneration which is performance-based has also been increased following the review.

Remuneration breakdown of Michael C.K. Moy, who resigned as a Director on 28 January 2004, for year 2003 were as follows:

	Directors' fees HK$'000	Basic salaries, housing, allowances and benefits HK$'000	Bonus HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
Michael C.K. Moy	50	4,174	248	12	4,484

7. EMPLOYEE COSTS

The five highest paid individuals included four (2002: four) directors, details of whose remuneration are set out in note 6. The remuneration of the remaining individual (2002: one individual), whose remuneration is within the band ranged from HK$2,000,001 to HK$2,500,000, is detailed as follows:

	2003 HK$'000	2002 HK$'000
Basic salaries, housing, other allowances and benefits in kind	**2,296**	2,120
Bonus paid	**92**	277
Retirement benefits scheme contributions	**12**	12
	2,400	2,409

8. FINANCE COSTS

	2003 HK$'000	2002 HK$'000
Interest on		
- bank loans, overdraft and other loans:		
wholly repayable within five years	**49,304**	78,947
not repayable within five years	**20,001**	27,913
- floating rate notes	**10,059**	24,952
- fixed rate notes	**109,200**	88,149
	188,564	219,961
Net interest paid (received) from financial instruments:		
- due within five years	**710**	(322)
- due after five years	**(32,926)**	(11,621)
	(32,216)	(11,943)
Amortisation of fixed rate and floating rate notes issue expenses	**2,030**	2,401
Bank charges	**6,884**	9,543
Net exchange loss	**—**	82
Medium Term Note Programme expenses	**897**	509
Hedging expenses	**2,131**	—
	168,290	220,553

9. TAXATION

	2003 HK$'000	2002 HK$'000 (restated)
Hong Kong Profits Tax for the year	**51,532**	64,703
Under (over) provision in prior years	**158**	(10,095)
Provision arising from prior years additional assessments	**48,000**	42,000
	99,690	96,608
Deferred tax *(note 29)*:		
- current year	**55,408**	11,724
- attributable to change in tax rate	**10,126**	—
	165,224	108,332

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

During the year, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at the balance sheet date.

9. TAXATION *continued*

The charge for the year ended 31 December 2003 and 31 December 2002 can be reconciled to the profit per the income statement as follows:

	2003		2002	
	HK$'000	%	HK$'000	%
Profit before taxation	736,704		696,365	
Tax at the domestic income tax rate of 17.5% (2002: 16%)	128,923	17.5	111,418	16.0
Tax effect of expenses that are not deductible in determining taxable profit	871	0.1	2,202	0.3
Tax effect of utilisation of tax losses not previously recognised	(10,222)	(1.4)	(15,992)	(2.3)
Tax effect of income that are not assessable in determining taxable profit	(12,872)	(1.8)	(2,609)	(0.4)
Tax effect of tax loss not provided	331	0.1	40	—
Tax effect of share of results of associates	(3,191)	(0.4)	(23)	—
Tax effect of deferred tax assets (liabilities) not recognised	3,093	0.4	(18,440)	(2.6)
Under (over) provision in prior years	158	—	(10,095)	(1.4)
Provision arising from prior years additional assessments	48,000	6.5	42,000	6.0
Increase in opening deferred tax balances resulting from an increase in the tax rate in Hong Kong	10,126	1.4	—	—
Others	7	—	(169)	—
Tax expense and effective tax rate for the year	165,224	22.4	108,332	15.6

In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged directly to equity (see note 29).

At the date of issue of the accounts, certain subsidiaries of the Group have disputes with the Hong Kong Inland Revenue ("IRD") regarding additional tax assessments disallowing certain expense deductions claimed in the tax returns for years of assessment 1995/1996 to 1999/2000 (total tax claimed by IRD: HK$193 million). Having taken separate legal advice from two leading counsel, the Directors are of the view that there were ample grounds to contest the assessments and such Group subsidiaries are pursuing objection against the additional assessments vigorously.

10. DIVIDENDS

	2003 HK$'000	2002 HK$'000
Ordinary shares:		
Interim dividend, paid - HK$0.10 per share (2002: HK$0.10)	**104,044**	103,355
Final dividend, proposed - HK$0.265 per share (2002: HK$0.265)	**276,547**	274,174
	380,591	377,529

The 2003 final dividend of HK$0.265 (2002: HK$0.265) per share has been proposed by the Directors and is subject to approval by the shareholders in general meeting. The proposed final dividend for 2003 will be payable in cash with a scrip dividend alternative.

During the year, scrip dividend alternatives were offered to shareholders in respect of the 2002 final and 2003 interim dividends. These alternatives were accepted by the shareholders as follows:

	2003 Interim HK$'000	2002 Final HK$'000
Dividends:		
Cash	**75,262**	237,878
Share alternative	**28,782**	36,296
	104,044	274,174

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2003 HK$'000	2002 HK$'000 (restated)
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**545,406**	533,445
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,038,528**	1,032,758
Effect of dilutive potential ordinary shares: Share options	**40**	–
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,038,568**	1,032,758

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding share options as the exercise prices are higher than the fair value per share for 2002.

11. EARNINGS PER SHARE *continued*

The adjustment to comparative basic and diluted earnings per share, arising from the adoption of SSAP 12 (Revised) is as follows:

	HK$'000	Basic and diluted HK cents
Reconciliation of 2002 earnings per share:		
Reported figures before adjustments	543,874	52.66
Adjustments arising from the adoption of SSAP 12 (Revised)	(10,429)	(1.01)
Restated	533,445	51.65

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2003	41,000	42,135	14,711	1,611	99,457
Additions	—	1,564	345	—	1,909
Disposals	—	(3)	—	(480)	(483)
Surplus on revaluation	3,500	—	—	—	3,500
At 31 December 2003	**44,500**	**43,696**	**15,056**	**1,131**	**104,383**
Comprising:					
At cost	—	43,696	15,056	1,131	59,883
At valuation 2003	44,500	—	—	—	44,500
	44,500	43,696	15,056	1,131	104,383
ACCUMULATED DEPRECIATION					
At 1 January 2003	—	37,698	3,819	1,611	43,128
Provided for the year	624	1,444	2,575	—	4,643
Eliminated on disposals	—	(1)	—	(480)	(481)
Adjustment on revaluation	(624)	—	—	—	(624)
At 31 December 2003	**—**	**39,141**	**6,394**	**1,131**	**46,666**
NET BOOK VALUES					
At 31 December 2003	**44,500**	**4,555**	**8,662**	**—**	**57,717**
At 31 December 2002	41,000	4,437	10,892	—	56,329

12. PROPERTY, PLANT AND EQUIPMENT *continued*

	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1 January 2003	20,883	14,166	1,611	36,660
Additions	31	257	—	288
Disposals	(3)	—	(480)	(483)
At 31 December 2003	**20,911**	**14,423**	**1,131**	**36,465**
ACCUMULATED DEPRECIATION				
At 1 January 2003	18,820	3,754	1,611	24,185
Provided for the year	552	2,448	—	3,000
Eliminated on disposals	(1)	—	(480)	(481)
At 31 December 2003	**19,371**	**6,202**	**1,131**	**26,704**
NET BOOK VALUES				
At 31 December 2003	**1,540**	**8,221**	**—**	**9,761**
At 31 December 2002	2,063	10,412	—	12,475

The leasehold land and buildings of the Group were revalued at 31 December 2003 by Knight Frank, an independent professional valuer, on an open market value basis. The surplus arising on revaluation has been credited to asset revaluation reserve.

If leasehold land and buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$33,035,506 (2002: HK$33,560,049).

Furniture, fixtures and equipment of the Group and the Company include assets carried at cost of HK$24,064,907 (2002: HK$21,897,838) and HK$1,297,354 (2002: HK$1,266,778) respectively and accumulated depreciation of HK$20,340,314 (2002: HK$19,216,069) and HK$948,631 (2002: HK$841,662) respectively in respect of assets held for use under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$1,067,160 (2002: HK$776,954) and HK$103,446 (2002: HK$37,483) respectively.

13. INVESTMENT PROPERTIES

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**24,841,010**	26,638,500	**3,295,000**	3,500,000
Additions	**417,852**	362,465	**3,054**	2,274
Adjustment resulted from cost variation	**(378)**	(96)	**—**	—
Disposals	**—**	(1,542)	**—**	—
Deficit on revaluation	**(891,704)**	(2,158,317)	**(268,054)**	(207,274)
At 31 December	**24,366,780**	24,841,010	**3,030,000**	3,295,000

The value of investment properties comprises:

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land in Hong Kong:				
- *Medium term lease*	**4,400,000**	4,000,000	**—**	—
- Long lease	**19,966,780**	20,841,010	**3,030,000**	3,295,000
	24,366,780	24,841,010	**3,030,000**	3,295,000

The investment properties of the Group and the Company were revalued at 31 December 2003 by Knight Frank, an independent professional valuer, on an open market value basis. The deficit arising on revaluation has been charged to investment property revaluation reserve.

All of the investment properties of the Group and the Company are held for use under operating leases.

14. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**5**	5
Amounts due therefrom	**11,752,758**	13,394,620
	11,752,763	13,394,625
Less: Allowances on amounts due therefrom	**(404,000)**	(404,000)
	11,348,763	12,990,625

The Directors consider that the unlisted investments are worth at least their cost.

Details of the principal subsidiaries held by the Company at 31 December 2003 are set out in note 41.

15. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**—**	—	**3**	3
Share of net liabilities	**(15,519)**	(77,171)	**—**	—
	(15,519)	(77,171)	**3**	3
Amounts due therefrom	**909,947**	159,850	**—**	—
	894,428	82,679	**3**	3
Less: Impairment loss	**(21,362)**	(21,362)	**—**	—
	873,066	61,317	**3**	3

The aggregate attributable share of results of the associates is based on the unaudited management accounts for the year ended 31 December 2003.

The Group's share of post-acquisition losses of an associate exceeds the carrying amount of its equity investment in that associate, since the Group has obligation to meet its funding requirements.

Details of the Group's associates at 31 December 2003 are as follows:

Name of associate	Form of business structure	Place of incorporation/ registration and operation	Class of share held/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company indirectly	directly	Principal activity
Parallel Asia Engineering Company Limited	Incorporated	Hong Kong	Share	–	25%	Investment holding
Wingrove Investment Pte Limited	Incorporated	Singapore	Share	25%	–	Property development
Country Link Enterprises Limited	Incorporated	Hong Kong	Share	26.3%	–	Investment holding
Shanghai Kong Hui Property Development Company Limited	Sino-Foreign equity joint venture	The People's Republic of China	US$165,000,000	23.7%	–	Property development and leasing

16. INVESTMENTS IN SECURITIES

THE GROUP

	Other securities 2003 HK$'000	Other securities 2002 HK$'000
Equity securities:		
Listed in Hong Kong	**873,547**	772,827
Other investments:		
Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	(800)
	2,031	2,031
Unlisted shares	**136,855**	136,856
Amounts due therefrom	**56,788**	700,440
	193,643	837,296
Less: Impairment losses	**(128,333)**	(128,333)
	65,310	708,963
	67,341	710,994
	940,888	1,483,821
Market value of securities listed in Hong Kong	**873,547**	772,827
Carrying amount analysed for reporting purposes as:		
Non-current	**940,888**	1,483,821

THE COMPANY

	Other securities 2003 HK$'000	Other securities 2002 HK$'000
Other investments:		
Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	(800)
	2,031	2,031
Carrying amount analysed for reporting purpose as:		
Non-current	**2,031**	2,031

NOTES TO THE FINANCIAL STATEMENTS *continued*

For the year ended 31 December 2003

17. NEGATIVE GOODWILL

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Carrying amount at 1 January	**1,076**	1,136
Released to income during the year	**(60)**	(60)
Carrying amount at 31 December	**1,016**	1,076

The negative goodwill which arose on the Group's acquisition of additional interest in a subsidiary is released to income on a straight line basis over a period of twenty years.

18. STAFF HOUSING LOANS, SECURED

	THE GROUP AND THE COMPANY	
	2003	2002
	HK$'000	HK$'000
Staff housing loans, secured	**15,375**	18,315
Less: Amounts due within one year shown under current assets	**(3,188)**	(1,863)
	12,187	16,452

The secured advances arise in connection with an established Staff Housing Loan scheme granted to the employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% (2002: 4%) per annum.

19. PREPAYMENTS AND DEPOSITS

In 2002, deposits paid amounted to HK$27,485,710 and HK$4,620,822 for the Group and the Company respectively for acquiring non-current assets were reclassified from current assets to non-current assets.

20. ACCOUNTS RECEIVABLE

Accounts receivable are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 31 December 2003 and 2002 were aged less than 90 days.

21. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 31 December 2003 and 2002 were aged less than 90 days.

22. DEFERRED INCOME

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Deferred income	**5,541**	6,227
Less: Amount due within one year shown under current liabilities	**(686)**	(686)
	4,855	5,541

In connection with the US$200 million ten-year inaugural notes, the Group has entered into derivative transactions to lock in the ten-year US Treasury rate so as to manage its interest rate exposures. The gain on the transactions is deferred and recognised on a straight line basis over the term of the ten-year notes, with final maturity in February 2012.

23. AMOUNTS DUE TO SUBSIDIARIES

The advances are unsecured and are not repayable within one year.

24. ADVANCES FROM INVESTEES

The advances are unsecured, interest free and are not repayable within one year.

25. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and are not repayable within one year.

26. LONG TERM BANK LOANS

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans, unsecured	**3,962,423**	3,746,861	**1,225,523**	2,887,761
The bank loans are repayable as follows:				
Within one year	**78,000**	737,638	**4,000**	687,638
More than one year, but not exceeding two years	**668,300**	685,600	**668,300**	685,600
More than two years, but not exceeding five years	**1,626,423**	1,617,600	**553,223**	1,200,500
More than five years	**1,589,700**	706,023	**—**	314,023
	3,962,423	3,746,861	**1,225,523**	2,887,761
Less: Amounts due within one year shown under current liabilities	**(78,000)**	(737,638)	**(4,000)**	(687,638)
	3,884,423	3,009,223	**1,221,523**	2,200,123

27. FLOATING RATE NOTES

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Floating rate notes	**400,000**	400,000
Less: Unamortised notes issue expenses	**(868)**	(1,910)
	399,132	398,090
Less: Amount due within one year shown under current liabilities	**(399,132)**	—
	—	398,090

HD Finance (BVI) Limited, a wholly-owned subsidiary of the Company, issued HK$400 million five-year floating rate notes on 3 November 1999. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 1.25% over the 3-month HIBOR and are repayable in full in November 2004.

28. FIXED RATE NOTES

	THE GROUP	
	2003	2002
	HK$'000	HK$'000
Fixed rate notes	**1,559,977**	1,559,977
Less: Unamortised notes issue expenses	**(7,986)**	(8,974)
	1,551,991	1,551,003

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million ten-year fixed rate notes in February 2002. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 7% per annum and are repayable in full in February 2012.

29. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognized by the Group and Company and movements thereon during the year.

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Deferred payments HK$'000	Retirement benefits scheme contributions HK$'000	Tax losses HK$'000	Total HK$'000
THE GROUP						
At 1 January 2002						
- as previously reported	–	–	–	–	–	–
- adjustment on adoption of SSAP 12 (Revised)	103,188	5,742	545	(208)	(7,235)	102,032
- as restated	103,188	5,742	545	(208)	(7,235)	102,032
Charge (credit) to income for the year	13,028	–	(240)	141	(1,205)	11,724
Credit to equity for the year	–	(137)	–	–	–	(137)
At 1 January 2003	116,216	5,605	305	(67)	(8,440)	113,619
Charge (credit) to income for the year	57,056	–	(182)	63	(1,529)	55,408
Charge to equity for the year	–	722	–	–	–	722
Effect of change in tax rate						
- charge (credit) to income for the year	10,895	–	29	(6)	(792)	10,126
- charge to equity for the year	–	525	–	–	–	525
At 31 December 2003	**184,167**	**6,852**	**152**	**(10)**	**(10,761)**	**180,400**

	Accelerated tax depreciation HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
THE COMPANY			
At 1 January 2002			
- as previously reported	–	–	–
- adjustment on adoption of SSAP 12 (Revised)	4,483	(90)	4,393
- as restated	4,483	(90)	4,393
Charge to income for the year	1,871	51	1,922
At 1 January 2003	6,354	(39)	6,315
Charge to income for the year	632	40	672
Effect of change in tax rate			
- charge (credit) to income for the year	596	(4)	592
At 31 December 2003	**7,582**	**(3)**	**7,579**

At 31 December 2003, the Group has unused tax losses of HK$1,170 million (2002: HK$824 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$61 million (2002: HK$53 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,109 million (2002: HK$771 million) due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Company does not have any unused tax loss as at balance sheet date.

NOTES TO THE FINANCIAL STATEMENTS *continued*

For the year ended 31 December 2003

30. SHARE CAPITAL

	Number of shares		Share capital	
	2003	2002	**2003**	2002
	'000	'000	**HK$'000**	HK$'000
THE COMPANY				
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000**	1,450,000	**7,250,000**	7,250,000
Issued and fully paid:				
At 1 January	**1,034,617**	1,031,303	**5,173,084**	5,156,516
Issue of shares pursuant to scrip dividend scheme	**8,955**	3,314	**44,773**	16,568
At 31 December	**1,043,572**	1,034,617	**5,217,857**	5,173,084

On 13 June 2003 and 10 October 2003 respectively, the Company issued and allotted a total of 5,826,061 shares and 3,128,547 shares of HK$5 each in the Company at HK$6.23 and HK$9.20 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2002 final and 2003 interim dividends pursuant to the scrip dividend scheme announced by the Company on 13 May 2003 and 19 August 2003. These shares rank pari passu in all respects with other shares in issue.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

31. ACCUMULATED PROFITS

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January				
- as previously reported	**3,747,017**	3,580,672	**3,741,503**	3,957,698
- adjustment on adoption of SSAP 12 (Revised)	**(106,719)**	(96,290)	**(5,020)**	(4,393)
- as restated	**3,640,298**	3,484,382	**3,736,483**	3,953,305
Net profit for the year	**545,406**	533,445	**177,833**	160,707
Profit available for distribution	**4,185,704**	4,017,827	**3,914,316**	4,114,012
Dividends	**(380,591)**	(377,529)	**(380,591)**	(377,529)
At 31 December	**3,805,113**	3,640,298	**3,533,725**	3,736,483

The accumulated profits of the Group include accumulated losses of HK$69,754,658 (2002: HK$87,987,293) attributable to associates of the Group.

The distributable reserves of the Company as at 31 December 2003 amounted to HK$3,633,725,475 (2002: HK$3,836,482,838), being its accumulated profits and general reserve at that date.

32. OTHER RESERVES

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
THE GROUP										
At 1 January 2002										
- as previously reported	1,303,354	9,568,162	603,497	8,729	502,235	–	154,995	100,000	288,765	12,529,737
- adjustment on adoption of SSAP 12 (Revised)	–	(4,345)	–	(1,397)	–	–	–	–	–	(5,742)
- as restated	1,303,354	9,563,817	603,497	7,332	502,235	–	154,995	100,000	288,765	12,523,995
Premium on issue of shares pursuant to scrip dividend scheme	10,199	–	–	–	–	–	–	–	–	10,199
Share issue expenses	(10)	–	–	–	–	–	–	–	–	(10)
Unrealised loss on investments in other securities	–	–	(284,395)	–	–	–	–	–	–	(284,395)
Deficit on revaluation of investment properties	–	(2,158,317)	–	–	–	–	–	–	–	(2,158,317)
Deficit on revaluation of land and buildings	–	–	–	(856)	–	–	–	–	–	(856)
Deficit on revaluation of investment properties shared by minority shareholders	–	86,600	–	–	–	–	–	–	–	86,600
Realisation on disposal of investment properties	–	(1,492)	–	–	–	–	–	–	–	(1,492)
Deferred taxation liabilities released on revaluation	–	–	–	137	–	–	–	–	–	137
Final dividend for 2001 paid	–	–	–	–	–	–	–	–	(288,765)	(288,765)
Amount set aside for 2002 dividend	–	–	–	–	–	–	–	–	377,529	377,529
Interim dividend for 2002 paid	–	–	–	–	–	–	–	–	(103,355)	(103,355)
At 1 January 2003	1,313,543	7,490,608	319,102	6,613	502,235	–	154,995	100,000	274,174	10,161,270
Premium on issue of shares pursuant to scrip dividend scheme	20,305	–	–	–	–	–	–	–	–	20,305
Share issue expenses	(20)	–	–	–	–	–	–	–	–	(20)
Unrealised gain on investments in other securities	–	–	206,455	–	–	–	–	–	–	206,455
Deficit on revaluation of investment properties	–	(891,704)	–	–	–	–	–	–	–	(891,704)
Surplus on revaluation of land and buildings	–	–	–	4,124	–	–	–	–	–	4,124
Deficit on revaluation of investment properties shared by minority shareholders	–	114,462	–	–	–	–	–	–	–	114,462
Realisation on disposal of investment in other securities	–	–	(37,944)	–	–	–	–	–	–	(37,944)
Share of reserve of an associate	–	41,763	–	–	–	12	–	–	–	41,775
Deferred taxation liabilities arising on revaluation	–	–	–	(722)	–	–	–	–	–	(722)
Effect of change in tax rate on deferred taxation liabilities arising on revaluation of properties and charged to reserves	–	(407)	–	(118)	–	–	–	–	–	(525)
Final dividend for 2002 paid	–	–	–	–	–	–	–	–	(274,174)	(274,174)
Amount set aside for 2003 dividend	–	–	–	–	–	–	–	–	380,591	380,591
Interim dividend for 2003 paid	–	–	–	–	–	–	–	–	(104,044)	(104,044)
Exchange differences on translation of an overseas associate	–	–	–	–	–	(3,020)	–	–	–	(3,020)
At 31 December 2003	**1,333,828**	**6,754,722**	**487,613**	**9,897**	**502,235**	**(3,008)**	**154,995**	**100,000**	**276,547**	**9,616,829**

32. OTHER RESERVES *continued*

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2002	1,303,354	2,198,905	154,995	100,000	288,765	4,046,019
Premium on issue of shares pursuant to scrip dividend scheme	10,199	–	–	–	–	10,199
Share issue expenses	(10)	–	–	–	–	(10)
Deficit on revaluation of investment properties	–	(207,274)	–	–	–	(207,274)
Final dividend for 2001 paid	–	–	–	–	(288,765)	(288,765)
Amount set aside for 2002 dividend	–	–	–	–	377,529	377,529
Interim dividend for 2002 paid	–	–	–	–	(103,355)	(103,355)
At 1 January 2003	1,313,543	1,991,631	154,995	100,000	274,174	3,834,343
Premium on issue of shares pursuant to scrip dividend scheme	20,305	–	–	–	–	20,305
Share issue expenses	(20)	–	–	–	–	(20)
Deficit on revaluation of investment properties	–	(268,054)	–	–	–	(268,054)
Final dividend for 2002 paid	–	–	–	–	(274,174)	(274,174)
Amount set aside for 2003 dividend	–	–	–	–	380,591	380,591
Interim dividend for 2003 paid	–	–	–	–	(104,044)	(104,044)
At 31 December 2003	**1,333,828**	**1,723,577**	**154,995**	**100,000**	**276,547**	**3,588,947**

(a) General reserve
General reserve was set up from the transfer of accumulated profits.

(b) Capital reserve
Capital reserve comprises negative goodwill of HK$516,142,884 (2002: HK$516,142,884) arising from acquisition of subsidiaries prior to 1 January 2001 and capitalisation issue of a subsidiary.

33. MAJOR NON-CASH TRANSACTION

On 15 January 2003, a subsidiary of the Company acquired additional 1,313,158 ordinary shares of HK$1 each of Country Link Enterprises Limited ("Country Link"), grouped under investments in securities during the year ended 31 December 2002, for an aggregate consideration of HK$1,313,158 which is satisfied by setting off the amounts due therefrom. As a result, the Group increased its shareholding from 18.75% to 26.3% and Country Link became an associate of the Group.

Investment cost of HK$1,875 and loan totalled of HK$642,338,253 previously advanced by the Group to Country Link were therefore reclassified to interests in associates on that date.

34. EXECUTIVE SHARE OPTION SCHEME

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The maximum entitlement of each participant under the Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the Scheme. The exercise price was fixed at 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited for the twenty trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at 31 December 2003, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% (2002: 0.4%) of the issued share capital of the Company. Options expiring, granted and outstanding to them are as follows:

	Balance as at 1.1.2002 and 1.1.2003	Date of grant	Changes during the year Cancelled/ lapsed	Granted	Exercised	Balance as at 31.12.2002 and 31.12.2003	Exercise price (HK$)	Exercisable period
Peter Ting Chang Lee	1,350,000	7.1.99	NIL	NIL	NIL	1,350,000	9.22	7.1.01-6.1.09
Pauline Wah Ling Yu Wong	900,000	3.5.95	NIL	NIL	NIL	900,000	13.46	3.5.97-2.5.05
Michael Chi Kung Moy*	1,200,000	23.12.99	NIL	NIL	NIL	1,200,000	7.54	23.12.01-22.12.09

* Michael Chi Kung Moy resigned as Director of the Company on 28 January 2004.

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

No options have been granted since the coming into force of certain new Listing Rules requirements. Future grants will only be made under the existing Scheme where new Listing Rules requirements are complied with.

The Board delegated the authority to make grants to other management staff to the Chairman and Managing Director, with the view to further strengthening the links between staff and shareholder objectives and to balance the interests of shareholders generally. The exercise price will be set at at least the higher of (i) the closing price of the Company's ordinary shares on the date of grant; and (ii) the average closing price of such shares for the five days immediately before the grant. Interests of shareholders will be balanced by having appropriate aggregate and individual grant limits, also being in line with new Listing Rules requirements. A clear performance criterion will be the main driver.

NOTES TO THE FINANCIAL STATEMENTS *continued*

For the year ended 31 December 2003

35. RETIREMENT BENEFITS PLANS

With effect from 1 December 2000, the Group set up an enhanced MPF scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$5,006,517 (2002: HK$4,821,554). Forfeited contributions for the year of HK$1,067,210 (2002: HK$1,189,078) were fully utilised to fund the Group's contributions.

36. CONTINGENT LIABILITIES

As at 31 December 2003, there were contingent liabilities in respect of the following:

	THE GROUP		THE COMPANY	
	2003 Million	2002 Million	**2003 Million**	2002 Million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	**HK$3.6**	HK$3.6	**HK$3.6**	HK$3.6
Corporate guarantee to subsidiaries				
- for issue of floating rate notes	**–**	–	**HK$400.0**	HK$400.0
- for issue of fixed rate notes	**–**	–	**US$200.0**	US$200.0
Undertaking given to a bank in proportion to shareholding regarding facilities granted to a joint venture property project	**S$18.6**	S$18.6	**–**	–
Guarantees to banks to provide finance to				
- An associate	**S$12.0**	S$12.0	**S$12.0**	S$12.0
- A property development project	**S$22.0**	S$22.0	**S$22.0**	S$22.0
- Subsidiaries	**–**	–	**HK$3,930.0**	HK$1,280.0

As at balance sheet date, the Group had given guarantees to banks and financial institutions for entering of derivatives transactions under the ISDA agreement. The notional amounts of the forward rate agreements, interest rate swaps and currency swaps are disclosed in note 39.

37. CAPITAL COMMITMENTS

As at 31 December 2003, the Group had capital commitments in respect of the following:

	2003 Million	2002 Million
(a) Investment properties: Contracted but not provided for	**HK$37.6**	HK$171.4
(b) Share of capital commitments for joint ventures: Contracted but not provided for	**–**	HK$7.7

38. LEASE COMMITMENTS

The Group and the Company as lessee

As at 31 December 2003, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Within one year	**–**	–	**8,072**	5,884
In the second to fifth year inclusive	**–**	–	**10,451**	138
	–	–	**18,523**	6,022

Operating lease payments represent rentals payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and fixed for an average of two years and three years respectively.

The Group and the Company as lessor

At at 31 December 2003, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Within one year	**798,758**	829,154	**119,148**	126,789
In the second to fifth year inclusive	**1,146,345**	1,139,991	**151,638**	148,671
After five years	**136,143**	253,768	**5,948**	15,525
	2,081,246	2,222,913	**276,734**	290,985

39. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Details of the Group's outstanding derivative instruments at balance sheet date are as follows:

	Notional Principal Amount	
	2003	2002
	HK$'000	HK$'000
Forward rate agreement - less than one year	**786,996**	400,000
Foreign exchange forward contracts - less than one year	**205,558**	—
Interest rate swaps - one to five years	**1,598,983**	428,983
Currency swaps - after five years	**1,559,977**	1,559,977
	4,151,514	2,388,960

The Group has used off balance sheet derivative instruments to manage the interest rate and foreign exchange exposures. These instruments, such as interest rate swaps and currency swaps, are employed solely for hedging purpose and no speculative positions have been taken. The Group has also followed the established policy on monitoring and managing the counterparty risk by restricting the derivative transactions to financial institutions with strong investment grade ratings and limiting the exposures to each counterparty at prudent levels.

40. RELATED PARTY AND CONNECTED TRANSACTIONS

A. Related party transactions

During the year, the Group has the following transactions with related parties:

		Substantial shareholder		Directors	
	Notes	**2003**	2002	**2003**	2002
		HK$'000	HK$'000	**HK$'000**	HK$'000
Repairs and maintenance expenses paid to	(a)	**—**	—	**19,969**	20,823
Gross rental income from	(b)	**5,063**	6,147	**31,468**	36,567
Construction cost paid during the year for investment properties	(c)	**—**	—	**82,934**	—

40. RELATED PARTY AND CONNECTED TRANSACTIONS *continued*

A. Related party transactions *continued*

As at 31 December 2003, the Group has the following balances with related parties:

	Notes	Substantial shareholder 2003 HK$'000	Substantial shareholder 2002 HK$'000	Directors 2003 HK$'000	Directors 2002 HK$'000
Included in creditors and accruals were repairs and maintenance expenses payable to	(a)	–	–	**2,248**	1,737
Construction cost payable to	(c)	–	–	**5,248**	–
Amount due to a minority shareholder	(d)	–	–	**92,843**	84,486

Notes:

(a) Such expenses were incurred in connection with the repair and maintenance charges for escalators/lifts, electrical and gondola services.

(i) F.K. Hu (and his alternate, Raymond L.M. Hu) were directors of Ryoden Lift Services Limited ("RLS") and Ryoden Engineering Contracting Company Limited ("REC") and both of them have indirect equity interests in each of these companies. RLS and REC entered into a number of maintenance contracts regarding lifts, electrical works and other miscellaneous works with a subsidiary of the Company.

(ii) Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited which provided certain gondola maintenance related services to a subsidiary of the Company.

These transactions were carried out in the normal course of business and the fees were determined with reference to market rates.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(c) Dr. Geoffrey M.T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also Chairman of Hsin Chong Construction Group Limited whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two. Such transaction was entered into on normal commercial terms and on arm's length basis.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The contract sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is not repayable within one year.

B. Connected transaction

Loans totalling HK$606,717,961 were advanced by the Group to Barrowgate Limited (The Group: 65.36%; Hang Seng Bank: 24.64%; Jebsen and Company Limited: 10%) for general funding purpose which sum has been included in the disclosure in note 14. Loans totalling HK$321,713,346 advanced by the other shareholders in proportion to their respective shareholdings are disclosed in note 25. These quasi-equity loans are non-interest-bearing and have no fixed settlement date and are not repayable within one year. The grant of loans by the Group constitutes a grant of financial assistance and is a connected transaction under Rule 14.25(2) of the Listing Rules.

NOTES TO THE FINANCIAL STATEMENTS *continued*

For the year ended 31 December 2003

41. PRINCIPAL SUBSIDIARIES AT 31 DECEMBER 2003

Name of subsidiary	Place of incorporation	Place of operation
Admore Investments Limited	Hong Kong	Hong Kong
Golden Capital Investment Limited	Hong Kong	Hong Kong
HD Finance (BVI) Limited	British Virgin Islands	British Virgin Islands
HD Treasury Limited	Hong Kong	Hong Kong
HD Treasury Management Limited	Hong Kong	Hong Kong
Hysan China Holdings Limited	British Virgin Islands	British Virgin Islands
Hysan Leasing Company Limited	Hong Kong	Hong Kong
Hysan Treasury Limited	Hong Kong	Hong Kong
Hysan (MTN) Limited	British Virgin Islands	Hong Kong
Hysan Property Management Limited	Hong Kong	Hong Kong
Kwong Hup Holding Limited	British Virgin Islands	British Virgin Islands
Kwong Wan Realty Limited	Hong Kong	Hong Kong
Minsal Limited	Hong Kong	Hong Kong
Mondsee Limited	Hong Kong	Hong Kong
Stangard Limited	Hong Kong	Hong Kong
Teamfine Enterprises Limited	Hong Kong	Hong Kong
Tohon Development Limited	Hong Kong	Hong Kong
Bamboo Grove Recreational Services Limited	Hong Kong	Hong Kong
HD Investment Limited	British Virgin Islands	British Virgin Islands
Jarrow Properties Limited	British Virgin Islands	British Virgin Islands
Kochi Investments Limited	British Virgin Islands	British Virgin Islands
Lee Theatre Realty Limited	Hong Kong	Hong Kong
Leighton Property Company Limited	Hong Kong	Hong Kong
Main Rise Development Limited	Hong Kong	Hong Kong
OHA Property Company Limited	Hong Kong	Hong Kong
Perfect Win Properties Limited	Hong Kong	Hong Kong
Silver Nicety Company Limited	Hong Kong	Hong Kong
South Eagle Investments Limited	British Virgin Islands	Hong Kong
Barrowgate Limited	Hong Kong	Hong Kong

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group. Other than the floating rate notes and fixed rate notes issued by HD Finance (BVI) Limited and Hysan (MTN) Limited as disclosed in notes 27 and 28 respectively, none of the subsidiaries had issued any debt securities at the year end.

Class of share held	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Ordinary	HK$2	—	100%	Investment holding
Share	HK$2	—	100%	Investment holding
Share	HK$1	—	100%	Treasury operation
Share	HK$2	—	100%	Treasury operation
Share	HK$2	—	100%	Treasury operation
Share	HK$1	—	100%	Investment holding
Share	HK$2	—	100%	Leasing administration
Share	HK$2	—	100%	Treasury operation
Share	US$1	—	100%	Treasury operation
Share	HK$2	—	100%	Property management
Share	HK$1	—	100%	Investment holding
Ordinary	HK$1,000	—	100%	Property investment
Ordinary	HK$2	—	100%	Property investment
Ordinary	HK$2	—	100%	Property investment
Ordinary	HK$300,000	—	100%	Provision of security services
Share	HK$2	—	100%	Investment holding
Share	HK$2	—	100%	Property investment
Ordinary	HK$2	100%	—	Resident club management
Share	HK$1	100%	—	Investment holding
Share	HK$1	100%	—	Investment holding
Share	HK$1	100%	—	Capital market investment
Ordinary	HK$10	100%	—	Property investment
Ordinary	HK$2	100%	—	Property investment
Share	HK$2	100%	—	Investment holding
Ordinary	HK$2	100%	—	Property investment
Share	HK$2	100%	—	Property investment
Share	HK$20	100%	—	Property investment
Share	US$1	100%	—	Property investment
Share	HK$10,000	65.36%	—	Property investment

FIVE-YEAR FINANCIAL SUMMARY

	1999 HK$'000	2000 HK$'000	2001 HK$'000	2002 HK$'000 (restated) *(Note a)*	**2003** **HK$'000**
CONSOLIDATED INCOME STATEMENT					
Turnover	2,295,717	1,480,246	1,355,450	1,233,398	**1,139,308**
Profit from operations	1,994,930	1,474,517	1,066,738	926,839	**883,333**
Finance costs	(526,819)	(449,020)	(314,428)	(220,553)	**(168,290)**
Gain on disposal of an associate	—	—	33,531	—	**—**
Impairment loss (arising) reversed in respect of interests in associates	(98,418)	3,419	(4,880)	(10,064)	**—**
Share of results of associates	(4,284)	4,210	(2,338)	143	**18,233**
Release of negative goodwill arising on acquisition of an associate	—	—	—	—	**3,428**
Profit before taxation	1,365,409	1,033,126	778,623	696,365	**736,704**
Taxation	(86,795)	(117,210)	(114,903)	(108,332)	**(165,224)**
Profit after taxation	1,278,614	915,916	663,720	588,033	**571,480**
Minority interests	(74,656)	(65,743)	(63,377)	(54,588)	**(26,074)**
Net profit for the year	1,203,958	850,173	600,343	533,445	**545,406**
Dividends	412,795	433,064	391,598	377,529	**380,591**
Earnings per share					
- Basic	HK$1.16	HK$0.82	HK$0.58	HK$0.52	**HK$0.53**
- Diluted	HK$1.16	HK$0.82	HK$0.58	HK$0.52	**HK$0.53**

	1999 HK$'000	2000 HK$'000	2001 HK$'000	2002 HK$'000 (restated) (Note a)	**2003 HK$'000**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	56,443	56,632	50,158	56,329	**57,717**
Investment properties	25,173,000	28,432,700	26,638,500	24,841,010	**24,366,780**
Interests in associates	66,467	51,384	61,324	61,317	**873,066**
Investments in securities	2,468,742	2,297,335	1,754,059	1,483,821	**940,888**
Negative goodwill	—	—	(1,136)	(1,076)	**(1,016)**
Staff housings loans, secured	43,151	28,898	20,936	16,452	**12,187**
Prepayment and deposits *(Note b)*	242	11,217	49,536	27,486	**22,320**
Net current liabilities	(1,476,376)	(1,160,939)	(2,513,343)	(1,212,382)	**(884,416)**
	26,331,669	29,717,227	26,060,034	25,272,957	**25,387,526**
Advances from investees	51,316	59,482	52,571	51,676	**50,489**
Amounts due to minority shareholders	292,765	292,765	292,765	292,765	**321,714**
Long term loan	263,754	263,754	—	—	**—**
Long term bank loans	1,660,000	1,890,000	3,088,634	3,009,223	**3,884,423**
Floating rate notes	2,390,884	2,393,739	397,047	398,090	**—**
Fixed rate notes	—	—	—	1,551,003	**1,551,991**
Deferred income	—	—	—	5,541	**4,855**
Deferred taxation	—	—	—	113,619	**180,400**
	4,658,719	4,899,740	3,831,017	5,421,917	**5,993,872**
Net assets	21,672,950	24,817,487	22,229,017	19,851,040	**19,393,654**
Minority interests	1,146,458	1,339,063	962,092	876,388	**753,855**
	20,526,492	23,478,424	21,266,925	18,974,652	**18,639,799**
Share capital	5,183,810	5,151,256	5,156,516	5,173,084	**5,217,857**
Reserves	15,342,682	18,327,168	16,110,409	13,801,568	**13,421,942**
Shareholders' funds	20,526,492	23,478,424	21,266,925	18,974,652	**18,639,799**

Note:

(a) The figures for 2002 have been restated to reflect the adoption of the SSAP 12 (Revised).

(b) Deposits paid for acquiring non-current assets were reclassified from current to non-current assets.

Shareholder Information

FINANCIAL CALENDAR

Full year results announced		9 March 2004
Ex-dividend date for final dividend		5 May 2004
Share registers closed		7 to 11 May 2004
Annual General Meeting		11 May 2004
Record date for final dividend		11 May 2004
Despatch of scrip dividend circular and election form	(on or about)	18 May 2004
Despatch of final dividend warrants / definitive share certificates	(on or about)	11 June 2004
2004 interim results to be announced		August 2004*
2004 interim dividend payable		October 2004*

* *subject to change*

DIVIDEND

The Board recommends the payment of a final dividend of HK26.5 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 11 May 2004. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 18 May 2004. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 7 June 2004.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 11 June 2004.

The share register will be closed from Friday, 7 May 2004 to Tuesday, 11 May 2004, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 6 May 2004.

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to :

Investor Relations
Hysan Development Company Limited
49/F., Manulife Plaza
Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Press releases and other information of the Group can be found at our Internet website at "**www.hysan.com.hk**"


2/f









THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hysan Development Company Limited 希慎興業有限公司 (the "**Company**"), you should at once hand this Circular and the accompanying form of proxy and, if applicable, the Annual Report and Accounts of the Company to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION

A Notice convening the Annual General Meeting of the Company to be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 11 May 2004 at 12:00 noon is set out in this Circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the Notice and to complete and return the enclosed proxy form to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

31 March 2004

Table of Contents

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

Directors:
Peter Ting Chang LEE *(Chairman)*
Sir David AKERS-JONES* *(Independent non-executive Deputy Chairman)*
Michael Tze Hau LEE *(Managing Director)*
Fa-kuang HU**
Hans Michael JEBSEN**
Per JORGENSEN*
Anthony Hsien Pin LEE**
Chien LEE**
Dr. Deanna Ruth Tak Yung RUDGARD**
Pauline Wah Ling YU WONG *(Director, Property)*
Dr. Geoffrey Meou-tsen YEH*

* *Independent non-executive Directors*
** *Non-executive Directors*

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 March 2004

Dear Shareholders,

On behalf of the Board of Directors and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting (the "Meeting") to be held on Tuesday, 11 May 2004.

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our Shareholders. Detailed explanation on business to be considered at this Meeting, together with Board Recommendations, is set out in this Circular.

We look forward to seeing you at the Meeting. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter T. C. Lee
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Members of Hysan Development Company Limited 希慎興業有限公司 (the "Company") will be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 11 May 2004 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2003 together with the Reports of Directors and Auditors thereon.

2. To declare a Final Dividend (together with a scrip alternative).

3. To re-elect retiring Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorize the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

5. "**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

SPECIAL RESOLUTION

8. "**That** the Articles of Association of the Company be and are hereby amended as detailed in the explanatory statement on proposed amendments to Articles of Association, which forms part of this Notice of Annual General Meeting."

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 31 March 2004

Notes:

1. A Member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a Member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

3. Further information on voting procedures are set out in "Voting Information — Frequently Asked Questions and Answers" on page 4 of the Circular.

4. Detailed information on the businesses to be transacted at the Annual General Meeting are set out in the section "Business of the Meeting and Board Recommendations" and separate explanatory statements on the relevant resolutions in the Circular.

5. The Chairman of the meeting intends to demand a poll regarding the voting for all the resolutions set out in the notice of the Annual General Meeting. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each HK$5.00 nominal amount of shares of any class of which he is the holder.

Your vote is important, and you can exercise your right to vote whether you choose to attend the Meeting or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of ordinary shares of Hysan Development Company Limited as of 11 May 2004 (the date of Annual General Meeting).

The register of members will be closed from Friday, 7 May to Tuesday, 11 May 2004. If you have recently purchased the shares, you must deliver to Standard Registrars Limited the share certificates, share transfer form or relevant evidence to establish that you own the shares no later than 4:00 p.m. on Thursday, 6 May 2004.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of Annual General Meeting — please refer to the Notice set out on pages 2 to 3, and "Business of the Meeting and Board Recommendations" on pages 6 to 10 regarding the business to be considered.

Q. How can I vote?

A. 1. Attend the Meeting

You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy form or corporate representative authorization to the Company.

2. By Proxy

If you do not plan to attend the Meeting, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the proxy form:**

(a) You may authorize the Chairman of the Company named in the proxy to vote your shares. Please indicate how you would like your shares voted.

(b) You may appoint some other person to attend the Meeting and vote your shares on your behalf. Please print your appointee's name in the blank space on the proxy form and indicate how you would like your shares voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my proxy form?

A. To be valid, the **original** proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, not less than 48 hours before the time for holding the Meeting**. Proxy forms sent electronically or by any other data transmission process will not be accepted.

Q. Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.
The shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a proxy form will not preclude a member from attending in person and voting at the Meeting should he so wish. Therefore, your attendance at the Meeting will override your proxy appointment.

Q. What will be the procedures for demanding a poll?

A. The Chairman of the meeting intends to demand a poll regarding the voting for all the resolutions set out in the notice of the meeting. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each HK$5.00 nominal amount of shares of any class of which he is the holder. The results of the voting by poll will be published in the local newspapers and on the Company's and the Stock Exchange's websites on the business day following the meeting.

In any event, a poll may be demanded (before or on the declaration of the results of the show of hands) by the Chairman or in writing by:

(a) at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(b) any member or members present in person or by proxy and representing not less than one-tenth of the total voting shares or paid up capital of the Company.

Q. What if I have a question?

A. If you have any questions regarding the Meeting, please contact Hysan's Company Secretarial Department at 2895-5777.

RESOLUTION NUMBERED 1 — RECEIVING 2003 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditors thereon, are set out on pages 40 to 44 and pages 60 to 97 of the 2003 Annual Report.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on page 59 of the 2003 Annual Report.

RESOLUTION NUMBERED 2 — DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2003 of HK26.5 cents per share. Subject to passing Resolution numbered 2, such final dividend is expected to be paid on or about 11 June 2004, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 11 May 2004.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 18 May 2004.

The share register will be closed from Friday, 7 May 2004 to Tuesday, 11 May 2004, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 pm on Thursday, 6 May 2004.

RESOLUTION NUMBERED 3 — RE-ELECTION OF DIRECTORS

Under the Company's Articles of Association, all Directors are subject to the system of retirement by rotation. Specifically, the three Directors who have been longest in office as at each annual general meeting will retire from office and be subject to re-election. Accordingly, Sir David Akers-Jones (Independent non-executive Deputy Chairman), Hans Michael Jebsen (non-executive Director) and Michael Tze Hau Lee (Managing Director) will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Their proposed re-election will be considered by separate resolutions.

The following provides background information on the retiring Directors proposed for re-election.

Nominee for Election as Director	Director since	Board Committee Memberships	Shareholdings *(Note)*
Sir David Akers-Jones G.B.M., K.B.E., C.M.G., J.P. *Independent non-executive Deputy Chairman*	1989	Chairman of Audit and Emoluments Review Committees	Nil

Chairman of GAM Hong Kong Limited. Deputy chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. Received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. Appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 76.

Nominee for Election as Director	Director since	Board Committee Memberships	Shareholdings *(Note)*
Hans Michael Jebsen B.B.S. *Non-Executive Director*	1994	Investment Committee	2,492,914 ordinary shares

Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. Also a director of The Wharf (Holdings) Limited. He is aged 47.

Michael Tze Hau Lee *Managing Director*	1990	Investment Committee	1,023,233 ordinary shares

Michael T. H. Lee first joined the Board in 1990, became Chief Operating Officer in 2002, and Managing Director in 2003. A non-executive director of Tai Ping Carpets International Limited. President of the Executive Committee of Hong Kong Society for Protection of Children and Vice Chairman of Helping Hand. Also a director of Lee Hysan Estate Company, Limited. Received his Bachelor of Arts Degree from Bowdoin College and a Master of Business Administration Degree from Boston University. He is aged 42.

(Note) The "Directors' Remuneration and Interests Report" in the 2003 Annual Report sets out:

i) further details on the information given above on Directors' interests in shares of the Company, as recorded in the register kept under section 352 of the Securities and Futures Ordinance; and

ii) additional information on Directors' interests in share options granted under the Company's executive stock option scheme.

RESOLUTIONS NUMBERED 5, 6 AND 7 — GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 13 May 2003, a general mandate under Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the "Companies Ordinance") and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") was given to the Directors to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the forthcoming Annual General Meeting. Resolutions will therefore be proposed at the forthcoming Annual General Meeting to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**Resolution numbered 5**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional shares in the Company, not exceeding 20% of the Company's issued share capital as at the date of passing the resolution (as adjusted in accordance with Resolution numbered 7), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "Issue Mandate");

- an ordinary resolution (**Resolution numbered 6**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "Repurchase Mandate"); and

- conditional on the passing of Resolutions numbered 5 and 6 to grant the Issue Mandate and the Repurchase Mandate, an ordinary resolution (**Resolution numbered 7**) to authorise the Directors to exercise the powers to allot, issue and dispose of additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice of Annual General Meeting in this Circular. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out on pages 11 to 12 in this Circular.

The Directors wish to state that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is being proposed to be offered; (ii) the rules of the Company's executive share option scheme.

RESOLUTION NUMBERED 8 — AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Certain amendments have been introduced to the Laws of Hong Kong and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Companies (Amendment) Ordinance 2003 (the "Amendment Ordinance") came into operation on 13 February 2004. The Stock Exchange has announced amendments to the Listing Rules which will come into effect on 31 March 2004. The Directors propose to introduce amendments to the Company's Articles of Association to bring them in line with the respective laws and rules.

The Directors also propose to take this opportunity to make certain technical amendments to the Articles, principally (i) to clarify provisions regarding the term of office of Directors; (ii) to enhance and modernize certain procedures as regards general meetings and board meetings proceedings; and (iii) to update and modernize certain administrative provisions and definitions in the light of changes in laws, regulations and market practice. These amendments are summarized below.

Amendments in line with the Amendment Ordinance

Article 98(d)	It is amended to bring it in line with the Amendment Ordinance such that a Director appointing an alternate Director will be vicariously liable for the acts of his alternate.
Article 120	It is amended to bring it in line with the Amendment Ordinance which provides for the removal of a Director by ordinary resolution of the general meeting.
Article 171	It is amended to reflect amendments introduced by the Amendment Ordinance which allows the Company to purchase and maintain insurance in respect of liabilities of negligence, default, breach of duty or breach of trust (save for fraud) which a director may be guilty in relation to the Company or its related company and liabilities incurred in defending any proceedings against him in this respect.

Amendments in line with changes in the Listing Rules

Certain articles are amended to reflect changes to Appendix 3 of the Listing Rules which contain requirements with which a listed company's articles of association should comply.

Article 83	It is amended to make provisions for restriction on voting by members where required under the Listing Rules.
Article 105	It is amended to reflect new restrictions regarding a Director's right to vote on any Board resolution regarding contracts in which he or his associate has a material interest.
Article 118	It is amended to clarify the period within which notice may be lodged for nominating a person for election as a Director, being not earlier than the day after the date of dispatch of the notice of meeting for the election and not later than 7 days prior to the date of such meeting.

Technical amendments

The technical amendments fall into the following general categories:

Term and removal of Directors

Article 104 — The existing article is replaced by a new article which sets out the instances where Directors will vacate his office, these are:

(i) if he becomes bankrupt or enters into voluntary arrangement; or

(ii) if he is suffering from mental disorder; or

(iii) if he absents himself from the meetings of the Board during a continuous period of six months without special leave; or

(iv) if he becomes prohibited from being a Director; or

(v) if he resigns his office; or

(vi) having been appointed for a fixed terms, the term expires; or

(vii) he is not re-elected a Director in rotation; or

(viii) he is removed from office as a Director by notice in writing by all other co-Directors.

Article 107A — The new article clarifies the respective effects of termination of a Director's office; termination of a Director's executive office; and termination of a Director's service contract (if any).

General meetings proceedings:

These amendments are introduced to enhance and modernize certain procedures regarding general meetings.

Article 71A — The new article provides for the Board to change venue of or postpone a general meeting by placing (if practicable) an advertisement in one English language and one Chinese language newspaper in general circulation in Hong Kong after notice has been issued in exceptional circumstances where the Board decides it is impracticable or unreasonable to hold the meeting at the declared place or time.

Article 77A — The new article provides for alternative accommodation for members when the original meeting place is inadequate to accommodate all members.

Article 79 — The addition to the article clarifies that a demand for poll which is withdrawn would not invalidate the result of a show of hand previously declared. The Chairman may appoint scrutineers and adjourn the meeting to another place or time for declaring the result of a poll.

Article 86 — The addition to the article clarifies the requirement of 48 hours' prior notice to the Company for a receiver or curator bonis of a member suffering from mental disorder to represent such member in general meetings, so as to bring it in line with the notice requirement for persons representing deceased and bankrupt members.

Board meeting proceedings:

These amendments serve to enhance the efficiency of Board meetings proceedings including taking into consideration modern means of communication.

Article 98(b)	It is replaced to clarify that notice will be given to alternate Director if so requested by the Director appointing him.
Article 121	The amendment provides that Board meetings may be conducted via video conference as well as by telephone conference.
Article 122	The amendment modernizes the manner of giving notice of Board meetings to include facsimile or email or other form of electronic communication.
Article 131	The article is replaced to clarify procedures for circulation of written resolutions

Miscellaneous

These following amendments generally update and modernize certain definitions in the Articles or otherwise update certain administrative procedures:

Articles 2, 133, 137 & 138	In Article 2, definition of "Hong Kong" is updated and a new definition of "associate" is added to bring it in line with the amendment of the Listing Rules. There are also consequential changes in Articles 133, 137 and 138
Articles 15, 17 & 19	The fee for additional issue or replacement of share certificate is updated to be in line with the Listing Rules.
Article 76	This is a clerical amendment.
Article 94	The reference to the governing ordinance is amended in light of enactment of the Securities and Futures Ordinance.

Details of the amendments are set out in numeric order in the Explanatory Statement Re: Proposed Amendments To Articles of Association.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of Annual General Meeting, including the proposed resolutions granting the Issue Mandate, Repurchase Mandate and amending the Articles of Association are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorizing the Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the Annual General Meeting of the Company. Listing Rules provide that all repurchases of securities by a company with its primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49 BA(3) of the Companies Ordinance.

Share Capital

As at 26 March 2004 (the latest practicable date prior to the printing of this Circular), the issued share capital of the Company comprised 1,043,871,533 Shares of HK$5.00 each.

On the basis that no further Shares are issued prior to the Annual General Meeting to be held on 11 May 2004, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 104,387,153 Shares.

Reasons for Repurchase

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the Annual Report for the year ended 31 December 2003. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this Circular were as follows:

	Highest	**Lowest**
	HK$	*HK$*
Year 2003		
March	6.10	5.40
April	5.85	5.05
May	6.55	5.80
June	7.15	6.15
July	6.90	6.35

	Highest HK$	Lowest HK$
Year 2003		
August	9.25	6.70
September	10.45	8.50
October	11.95	10.10
November	11.50	10.40
December	12.75	11.10
Year 2004		
January	16.80	12.15
February	16.20	14.35

Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, in the event that the Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code").

As at 26 March 2004 (being the latest practicable date prior to the printing of this Circular), Lee Hysan Estate Company, Limited ("LHE") and certain of its subsidiaries are the substantial shareholders of the Company, which are indirectly interested in approximately 41.10% of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Repurchase Mandate, the shareholding of Lee Hysan Estate Company, Limited and certain of its subsidiaries would be increased to approximately 45.67%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this Circular.

The followings set out in details the proposed amendments to the Articles of Association of the Company. They principally serve to bring the Articles in line with current changes in laws and Listing Rules. Certain procedures as regard general meetings and board meetings are also enhanced. The Background and purposes of each amendment are summarized in the "Business of the Meeting and Board Recommendations - Resolution numbered 8" section.

The Proposed Amendments:

1. **Article 2**

The definition of "Hong Kong" be amended as follows:

"Hong Kong means the Hong Kong Special Administrative Region of the People's Republic of China."

The following new definition be added:

"associate(s) shall have the same meaning as defined in the Listing Rules."

2. **Articles 15, 17 and 19**

The words "two dollars" in Articles 15, 17 and 19 whenever they appear be deleted and replaced by the words "such sum not exceeding the maximum amount prescribed from time to time by the Relevant Exchanges".

3. **Article 71A**

The following article be added after Article 71 as a new Article 71A:

"71A. If after the giving of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable to hold the meeting at the declared place and/or time, it may change the place and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place and/or postpone the time again if it decided that it is reasonable to do so. In either case:

(i) no notice of the meeting need be given, but the Board shall, if practicable, advertise the date, time and place of the meeting in at least one English language and one Chinese language newspaper in general circulation in Hong Kong and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(ii) notwithstanding Article 90, an instrument of proxy in relation to the meeting may be deposited at any time not less than 48 hours before any new time appointed for holding the meeting."

4. **Article 76**

Article 76 be amended by deleting the word "of" on the fifth line, after the words "the chair," and replaced by the word "or".

5. **Article 77A**

The following article be added after Article 77 as a new Article 77A:

"77A. If it appears to the Chairman that the principal meeting place is inadequate to accommodate all members entitled and wishing to attend, the meeting is duly constituted and its proceedings valid if the Chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(a) participate in the business for which the meeting has been convened;

(b) hear and see all persons present who speak (whether by use of microphone, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(c) be heard and seen by all other persons so present in the same way."

6. **Article 79**

The following paragraph be added after the last sentence of Article 79 to form part of Article 79:

"A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. The Chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be members). He may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll."

7. **Article 83**

The following paragraph be added after the last sentence of Article 83 to form part of Article 83:

"Where any shareholder is restricted or prohibited from voting or required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution by reason of applicable laws or the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

8. **Article 86**

The following paragraph be added after the last word of Article 86 to form part of Article 86:

"provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his appointment, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof."

9. **Article 94**

Article 94(b) be amended by deleting the words "Securities and Futures (Clearing House) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the second line and replaced by "Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong".

10. **Article 98**

Article 98 be amended by deleting the original paragraphs (b) and (d) and replaced by the followings respectively:

"(b) Notice of all Board and general meetings shall be sent to every alternate Director as if he were a Director as may be so requested by the Director appointing him until notice of revocation of his appointment has been given under paragraph (c) of this Article."

"(d) Every person acting as an alternate Director shall while so acting be deemed to be an officer of the Company and the agent of or for his appointor and be jointly and severally responsible to the Company for his acts and defaults. The Director who appoints an alternate Director shall be vicariously liable for any tort (but not otherwise) committed by the alternate Director while acting in the capacity of alternate Director but nothing herein affects the alternate Director's personal liability for any act or omission including liabilities owed to the Company or to the Director appointing him."

11. **Article 104**

Article 104 be deleted and replaced by the following new Article 104:

"104. (a) A Director shall cease to be a director and shall vacate his office:

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds or arranges with his creditors or applies to the court for any order in connection with a voluntary arrangement; or

(ii) if he is, or may be, suffering from mental disorder and order is made by any court having jurisdiction (whether in Hong Kong or elsewhere) in matters concerning mental disorder for his detention or for appointment of receiver, curator bonis or other person by whatever title to exercise powers with respect of his property or affairs; or

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office; or

(iv) if he becomes prohibited from being a Director by reason of any order made under any provision of the Companies Ordinance or the Listing Rules or these Articles or other applicable laws; or

(v) if by notice in writing to the Company he resigns his office; or

(vi) having been appointed for a fixed terms, the term expires; or

(vii) having retired pursuant to these Articles, he is not re-elected a Director; or

(viii) he is removed from office as a Director by notice in writing served upon him at his last address signed by all his co-Directors. If any such Director has been appointed to an executive office which thereby automatically terminates, such removal shall be treated as an act of the Company and shall not, of itself, prejudice any right he may have in any contract of service between him and the Company or otherwise.

(b) A resolution of the Board to the effect that a Director has ceased to be a Director under this Article 104 shall be conclusive as to the facts and reasons for his ceasing to hold office as stated in the resolution."

12. **Article 105**

Article 105(1) be amended by deleting the original paragraphs (a) and (b) and replaced by the following respectively:

"105. (1) (a) No Director or intended Director shall be disqualified by his office from contracting with the Company, directly or indirectly, either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with a Director or any of his associate(s) or any person, company or partnership of or in which any Director or any of his associates shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being such member or so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director or any of his associate(s) holding that office or the fiduciary relationship thereby established provided always that each Director shall forthwith disclose the nature of his interest or that of his associate(s) in any contract or arrangement in which he or any of his associates is interested as required by and subject to the provisions of the Ordinance.

(b) A Director shall not vote on any board resolution approving any such contract or arrangement in which he or any of his associate(s) has a material interest and if he does so his vote shall not be counted nor shall he be counted in the quorum present at such meeting but neither of these prohibitions shall apply to:

(i) the giving of any security or indemnity either:

(aa) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any one of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself or themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme under which he or his associate(s) may benefit or of a pension fund or retirement, death or disability benefit scheme which relates both to the Director, his associate(s) and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not accorded to class of persons to which such scheme or fund relates;

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(vi) Any contract for the purchase or maintenance for any Director of insurance against any liability."

If a question arises at any time as to the materiality of a Director's interest or that of his associate(s) or as to his entitlement to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to any Director other than himself shall be conclusive and binding on all concerned except in a case where the nature or extent of the interest of such Director and/or his associate(s) has not been fairly disclosed. If a question arises at any time as to the materiality of the Chairman's interest or that of his associate(s) or as to his entitlement to vote or be counted in a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or being counted in quorum, such question shall be decided by a resolution of the Board present at the meeting (excluding the Chairman) whose majority vote shall be conclusive and binding on all concerned except in a case where the nature or extent of the Chairman's interest has not been fairly disclosed."

13. **Article 107A**

A new Article 107A be added after Article 107:

"107A. The appointment of a Director to an executive office shall terminate automatically if he ceases to be a director, but any such termination shall not, of itself, prejudice any rights under any contract of service between him and the Company. However, a Director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates."

14. **Article 118**

Article 118 be amended by deleting the words "at least seven clear days before the meeting" and replacing them by the words "during the period not earlier than the day after the date of dispatch of the notice of the meeting appointed for the election of director and end not later than seven days prior to the date of such meeting".

15. **Article 120**

The word "special" in the first line of Article 120 be deleted and replaced by the word "ordinary".

16. **Article 121**

The words "or through the medium of video conference" be added after the words "by means of a conference telephone" and the following paragraph be added at the end of the Article:

"A person participating in this way shall be deemed to be present in person at the meeting and shall be counted in a quorum and entitled to vote. All business transacted in this way by the Board or a committee of the Board shall, for the purposes of these Articles, be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board although fewer than three Directors (or alternate Directors) are physically present at the same place. The meeting is deemed to take place at the place stated in the notice for meeting to the Directors unless otherwise directed by the Chairman."

17. **Article 122**

The words "or facsimile or email or other form of electronic communication" be added after the words "or telegram" in the third line of Article 122.

18. **Article 131**

Article 131 be deleted and replaced by the following new Article 131:

"131. A resolution in writing signed by all the Directors in Hong Kong entitled to receive notice of and vote on the relevant resolution (so long as they constitute a quorum) shall be as valid and effective as if it had been passed at a meeting of the Directors duly convened and held; and may consist of several documents in like form each signed by one or more of the Directors. Any signature may be affixed to a facsimile copy of the resolution and any signed resolution shall be valid if the Company receives the original or a copy by facsimile."

19. **Articles 133, 137 and 138**

The words "the Colony" be deleted from Articles 133, 137(b) and 138 and be replaced by "Hong Kong".

20. **Article 171**

Article 171 be deleted and replaced by the following new Article 171:

"171. (a) Subject to the provisions of the Companies Ordinance, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto (save and except liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or related company), and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto (save and except liability for negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company or related company). This Article shall only have effect to the extent it is not voided by the said provisions or other applicable laws and regulations.

(b) Subject to the Companies Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Directors may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

(c) Subject to the Companies Ordinance, the Board shall have power to purchase and/or maintain insurance for, or for the benefit of, any person who are or were at any time directors, alternate directors or other officers of the Company or related company against:

(i) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company and otherwise; and

(ii) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company and otherwise.

(d) the term "related company" shall have the same meaning as defined in Section 165 of the Companies Ordinance."

(b) 根據公司條例，倘董事或其他人士須個人承擔由本公司自身欠負之款項，則董事可以對本公司全部或部份資產予以執行作按揭、質押或抵押，以作保證上述須負責之董事或人士就該等責任獲本公司彌償虧損。

(c) 根據公司條例，董事會有權就下述的法律責任，為於任何時間作為或曾作為本公司或關連公司之董事、替任董事或其他行政人員之利益購買並持有保險：

(i) 就其與本公司或與有關連公司作出有關疏忽、失責、失職或違反信託行為（欺詐作為除外），而招致對本公司、有關連公司或任何其他人可能產生的任何責任；及

(ii) 就針對其與本公司或與有關連公司及其他方面作出有關疏忽、失責、失職或違反信託行為（包括欺詐行為）而提出的法律程序（不論為民事或刑事）中進行辯護而可能招致的任何責任。

(d) 「關連公司」一詞與公司條例第165條所界定者具有相同涵義。

15. **細則第120條**

刪除細則第120條第一行「特別」一詞，並以「普通」一詞取代。

16. **細則第121條**

於「透過電話會議方式」之後加入「或透過視像會議方式」，並於本細則末加入以下一段：

「以此方式參與之人士應被視為親身出席會議並應計入法定人數及有權投票。就章程細則而言，董事會或董事委員會以此方式處理之所有事項，儘管不足三名董事（或替任董事）親身出席會議現場，但應被視為於董事會或董事委員會上有效出席及實際進行。除非主席另有指示，否則會議應被視為於董事會會議通告內所載之地點進行。

17. **細則第122條**

於細則第122條第三行「或電報」之後加入「或傳真或電郵或其他電子通訊方式」。

18. **細則第131條**

刪除細則第131條並以下列新細則第131條取代：

「131. 由所有在香港並有權接收有關決議案通告及就其投票之董事（須構成法定人數）所簽署通過之書面決議案應屬有效及生效，猶如其於正式召開及舉行之董事會會議上通過；並可包含多份形式相同及分別由一位或一位以上董事簽署之文件。任何簽署均可附加於決議案之傳真本上，而任何經簽署之決議案在本公司收到其正本或傳真副本後視為有效。」

19. **細則第133、137及138條**

於細則第133、137(b)及138條刪除「殖民地」，並以「香港」取代。

20. **細則第171條**

刪除細則第171條並以下列新細則第171條取代：

「171 (a) 根據公司條例之條文，各董事或本公司其他行政人員有權就其於執行職務時或在其他相關情況下因而承受或產生之一切虧損或責任（惟就其對本公司或關連公司可能作出之疏忽、失責、失職或違反信託行為所產生之責任則除外）自本公司之資產獲得彌償；董事或其他行政人員毋須對其在執行職務時或其他相關職務時就本公司可能面對或產生之任何虧損、損害或不幸事故負責（惟其對本公司或關連公司可能作出之疏忽、失責、失職或違反信託行為所產生之責任則除外）。本細則在並無遭上述條例之條文或其他適用法例及規則撤銷效力的情況下，被視為有效。

(iii) 任何有關董事或其聯繫人直接或間接擁有權益(不論以高級職員或行政人員或股東身份)或有關董事或其聯繫人在其中實益擁有股份(惟董事連同其任何聯繫人等並非在其中(或其藉以獲得有關權益的任何第三間公司)實益擁有任何類別已發行股份或投票權的5%權益)或以上的任何其他公司的建議；

(iv) 任何有關採納、修訂或實施任何董事或其聯繫人可從中受惠的僱員股份計劃，或任何涉及本公司或其任何附屬公司董事、其聯繫人及僱員的公積金或退休金，死亡或傷殘津貼計劃，而其中並無給予董事或其任何聯繫人與該計劃或基金的人士一般未獲賦予之特權或利益之任何建議或安排；

(v) 任何董事或其聯繫人只因其於本公司或債券或其他證券擁有的權益而與本公司股份或債券或其他證券的持有人以同一方式在其中擁有權益的合約或安排。

(vi) 就任何董事購買或維持任何責任保險之合約。

如任何時間產生有關一名董事或其聯繫人權益之重大性或有關任何董事之投票權或應否計入法定人數資格的問題，而該問題不能透過自願同意放棄投票或計入法定人數而獲解決，則該問題須提呈會議主席，而作為對關乎其本人以外任何董事的問題所作的決定視為決定性及在各方面具約束力(惟在該董事之權益性質或程度並未公平地披露的情況除外)。倘產生關乎會議主席或其聯繫人權益之重大性或有關其投票權或應否計入法定人數資格的問題，而該問題不能透過自願同意放棄投票或計入法定人數而獲解決，則該問題須由董事會(不包括主席)決議案決定，該決議案視為決定性及在各方面具約束力(惟在該主席之權益性質或程度並未公平地披露的情況除外)。

13. **細則第107A條**

於細則第107條之後加入新細則第107A條：

「107A. 倘董事終止職務，則董事出任行政職務之委任亦自動終止，惟該終止行動不得影響其與本公司之間所訂立服務合約中之任何權利。然而，獲委任為執行職務之董事不會純粹因其行政職務之委任終止而不再為董事。」

14. **細則第118條**

於細則第118條刪除「於大會前最少足七日」的字句，並以「不早於寄發有關選舉董事所舉行大會之通告日後一天日至不遲於大會日期前七天之期間」字句取代。

(vii) 根據公司章程細則退任，且無膺選連任；或

(viii) 彼遭所有聯席董事聯署發出書面通知(寄往其最後地址)罷免其董事職位。倘有關董事獲委任行政職務，該職務亦因而自動終止，有關罷免事宜乃視作本公司之行動，不應影響彼與本公司或其他公司所訂服務合約中彼應有之任何權利。

(b) 董事會根據細則第104條罷免董事之決議案，應視為該名董事終止職務之確定事實及理由。」

12. **細則第105條**

修訂細則第105(1)條，刪除其項下原有(a)及(b)段及分別以下列條文取代：

「105.(1)(a) 董事或候任董事概不會因其董事身份而被禁止以賣方、買方或其他身份直接或間接與本公司訂立合約；而任何由本公司或代表本公司與董事或其任何聯繫人、或與任何以董事及其聯繫人為成員或以其他方式擁有權益之人士、公司或合夥公司所訂立之任何合約或安排概不會因上述原因而遭撤銷；任何董事均毋須僅因該董事或其任何聯繫人持有董事職權或因此建立之受託人關係而就任何上述合約或安排所取得之任何溢利向本公司交待，惟各董事須根據有關條例之條文並在其規限下即時披露其或其聯繫人於任何擁有權益之合約或安排中之權益性質。

(b) 董事不得就其本人或其任何聯繫人擁有重大權益之任何上述合約或安排之有關董事會決議案進行投票，而倘其作出此舉，其所作之投票須予作廢，有關董事也不會被計入有關會議之法定人數內，惟該等限制並不適用於下列情況：

(i) 向下列人士就以下事項作出抵押或賠償保證：

(aa) 董事或其聯繫人，應本公司或其任何附屬公司要求或就本公司或其任何附屬公司之利益借出款項或作出承擔；或

(bb) 董事或其任何聯繫人就本公司或其任何附屬公司之負債或承擔向第三者提供個別或共同承擔全部或部份擔保或賠償保證；

(ii) 任何有關提呈發售或有關本公司提呈發售發行或其創立或擁有權益的任何其他公司的股份或債券或其他證券以供認購或購買而董事或其聯繫人參與或將會參與發售建議的包銷或分包銷的建議；

9. **細則第94條**

在細則第94(b)條第二行刪除「香港法例第420章證券及期貨(結算所)條例」字句並以「香港法例第571章證券及期貨條例」取代。

10. **細則第98條**

修訂細則第98條，刪除其項下原有(b)及(d)段及分別以下列兩條取代：

「(b) 若委任該替任董事之董事有所要求，所有董事會會議及股東大會之通告須寄發予每位替任董事，猶如其為董事之身份，直至根據本細則(c)段向其發出撤銷委任通告為止。」

「(d) 每位出任替任董事之人士於代理職務時將被視為本公司之高級行政人員及代表其委任人之代理，並須就其行動及疏忽行為共同及個別向本公司負責。委任替任董事之董事須就替任董事於其以替任董事身份代理期間所作出之民事侵權行為(其他情況除外)負責，惟本條所載並不影響替任董事因任何行為或遺漏而產生之個人責任(包括對本公司或委任其之董事須負之責任)。」

11. **細則第104條**

刪除細則第104條並以下列新訂之細則第104條取代：

「104.(a) 如出現下列情況，董事不得再出任董事並須離職：

(i) 其破產或接獲法院指令或中止付款、或與債權人達成協議或作出債務償還安排、或向法院申請有關自願償債安排之指令；或

(ii) 其為或可能患有精神失常，而任何有司法管轄權(不論是香港或其他地方)之法院就有關精神失常事件頒令將其羈留或委任財產接管人、財產保佐人或以任何其他名稱就其財產或事務行使權力之其他人士；或

(iii) 其連續六個月缺席董事會會議但並無向董事會申請缺席之特別批准，而其替任董事(如有)並無於上述期間代其出席會議，且董事會通過決議案基於其缺席情況而已離職；或

(iv) 因根據公司條例或上市規則或公司章程細則或其他適用法例之任何條文發出指令，禁止其出任董事一職；或

(v) 其向本公司發出書面通知表示辭任董事職位；或

(vi) 倘以固定任期獲委任，其委任年期屆滿；或

5. **細則第77A條**

於細則第77條後加入下列細則作為新細則第77A條：

「77A. 倘主席認為舉行會議地點不足以容納所有有權及打算出席及投票之股東，會議仍然成立若主席滿意有足夠設施確保於大會地點無法容納之股東：

(a) 可參與所召開會議之事項；

(b) 不論於會議地點或在其他地方均可聽到及看見所有出席人士發言(不論以使用傳聲器、揚聲器、視聽通訊設備或以其他方式)；及

(c) 可被所有其他出席之人士同樣地聽到或看到。」

6. **細則第79條**

於細則第79條最後一句後加入以下一段作為細則第79條之組成部份：

「撤回之要求不應被視作可令致於有關要求提出前之舉手表決結果失效。大會主席可(及倘大會如此指示須)委任監票人(彼毋須為股東)。主席可另定大會地點及時間將大會延會以宣佈表決結果。」

7. **細則第83條**

於細則第83條最後一句後加入以下一段作為細則第83條之組成部份：

「根據上市規則適用條例，倘任何股東須就任何指定決議案放棄投票或受限制僅可就任何指定決議案投贊成或反對票，則該股東或其代表所作出與上述規定或限制有抵觸之投票將不予計算在內。」

8. **細則第86條**

於細則第86條最後一字後加入以下一段作為細則第86條之組成部份：

「惟至少於其擬投票之大會舉行時間或延會(視情況而定)48小時前，其委任須獲董事會信納或董事事前已接納其在有關會議上投票之權利。」

下文詳細載列本公司章程細則之修訂建議。有關修訂主要目的是使公司章程細則符合法例及上市規則之現行變動。若干有關股東大會及董事會會議之程序亦有所改進。各項修訂之背景及目的於「大會議事詳情及董事會推薦意見－第8項決議案」一節中概述。

（註：本公司的組織大綱及章程細則暫未制定中文版。以下譯文只供參考，原文以英文為準。）

修訂建議：

1. **細則第2條**

「香港」之定義將修訂如下：

「香港　　指中華人民共和國香港特別行政區。」

加入下列新定義：

「聯繫人　　將與上市規則所界定之釋義相同。」

2. **細則第15、17及19條**

在細則第15、17及19條中，每當出現「兩元」一詞時均將之刪除，並以「不超過有關交易所不時指定之上限金額」取代。

3. **細則第71A條**

於細則第71條後加入下列細則作為新細則第71A條：

「71A. 於發出股東大會通告後但於大會舉行前，或於股東大會休會後但於續會舉行前（不論有否須發出續會通告之規定），倘董事會認為按所宣佈地點及／或時間舉行會議乃不設實際或不合理時，董事會可更改舉行會議之地點及／或將會議押後。倘作出有關決定後，董事會（在認為合理的情況下）可再更改會議地點及／或押後會議時間。在上述兩種情況下：

(i) 毋須再發出大會通告，但董事會（倘實際可行）將在香港流通之至少一份英文及一份中文報章中刊登廣告，列明大會舉行日期、時間及地點，以及在原定之地點及／或原定時間作出安排，以通知有關地點更改及／或押後時間；及

(ii) 儘管細則第90條有所規定，有關大會之代表委任文據可在不遲於有關大會新指定之舉行時間48小時前任何時間交回。」

4. **細則第76條**

刪除細則第76條內第5行於「主席」一字後之「之」字並以「或」字取代。

	最高價 *港元*	最低價 *港元*
二零零三年		
八月	9.25	6.70
九月	10.45	8.50
十月	11.95	10.10
十一月	11.50	10.40
十二月	12.75	11.10
二零零四年		
一月	16.80	12.15
二月	16.20	14.35

承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據第6項普通決議案及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回授權後，出售本公司股份予本公司。

收購守則帶來之影響

倘按照購回授權，本公司行使權力購回公司股份時，令其中一位股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則(「收購守則」)第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於二零零四年三月二十六日(本函件付印前之最後實際可行日期)，利希慎置業有限公司(「利希慎」)及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本，約為41.10%。根據《證券及期貨條例》規定，Lee Hysan Company Limited作為利希慎之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據購回授權行使購回股份之全部權力，利希慎置業有限公司及其若干附屬公司於本公司所持股權，將約增加至45.67%。

是項增加將會導致須遵照收購守則第32條提出強制性收購之責任。董事會暫時無意行使購回授權而導致其須進行強制收購。

除上文披露者外，董事概不知悉任何股東或一組一致行動之股東可能因根據購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司購回股份

在本函件日期前六個月內，本公司(不論是否在本交易所進行)並無購回本公司之股份。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之購回授權決議案而規定刊發之說明文件。上市規則訂明，以香港聯合交易所有限公司(「**聯交所**」)為第一上市場所之公司購回一切證券，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於二零零四年三月二十六日(本函件付印前之最後實際可行日期)，本公司之已發行股本為1,043,871,533股，每股面值港幣五元。

如在二零零四年五月十一日之股東周年大會舉行前並無發行額外股份，本公司根據購回授權，獲准購回本公司股份之數目將最多可達104,387,153股。

購回股份之原因

董事會相信，購回授權符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率可能會有重大差別(相對於截至二零零三年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而，董事會倘認為行使購回授權對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

股份價格

本函件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價	**最低價**
	港元	*港元*
二零零三年		
三月	6.10	5.40
四月	5.85	5.05
五月	6.55	5.80
六月	7.15	6.15
七月	6.90	6.35

<u>董事會會議程序</u>

該等修訂旨在提高董事會會議的效率，包括考慮以現代化通訊方式舉行會議。

細則第98(b)條	修改取代現細則以闡明倘委任替任董事之有關董事有所要求，本公司將向該替任董事發出會議通告。
細則第121條	有關修訂規定董事會會議可透過視像會議以及電話會議方式進行。
細則第122條	有關修訂令發出董事會會議通告之方式更加現代化，包括可以傳真、電郵或其他電子通訊方式發出。
細則第131條	修改取代原細則，以闡明決議案以書面傳閱方式通過之程序。

<u>其他</u>

下列修訂概括地更新細則若干定義並使之符合現代需要或更新若干行政程序：

細則第2、133、137及138條	細則第2條，「香港」之定義已更新，並加入「聯繫人」之定義以符合上市規則之修訂。 細則第133、137條及細則第138條亦作出相應改動。
細則第15、17及第19條	對額外發出或更換股票之費用作出更改，以符合上市規則之修訂
細則第76條	修改是更改手文之誤
細則第94條	細則引述之監管條例名稱的修改乃因應《證券及期貨條例》已實施而作出修訂。

有關修訂之詳情載列於「說明文件：關於建議修訂公司章程細則」內，並以數序排列。

董事會推薦建議

董事會認為，股東周年大會通告內所載建議之決議案（包括建議授予發行授權、購回授權及修訂章程細則之決議案）乃符合本公司及其股東之整體最佳利益。按此，董事會推薦建議股東投票通過建議之決議案。

技術性修訂

技術性修訂可分為下列各大類：

董事之任期及罷免

細則第104條　現有細則由新細則取替，新細則載列董事離任之情況如下：

(i) 倘董事破產或訂立自願安排；或

(ii) 倘董事精神失常；或

(iii) 倘董事連續六個月無故缺席董事會會議；或

(iv) 倘董事遭禁止出任董事職務；或

(v) 倘董事辭職；或

(vi) 倘董事以固定任期獲委任，而有關任期屆滿；或

(vii) 倘董事並無以輪席方式膺選連任；或

(viii) 倘董事遭所有其他董事以書面通知方式罷免其董事職務。

細則第107A條　新細則闡明於終止董事職務、終止董事行政職務以及終止董事服務合約(倘有)各自產生之影響。

股東會議程序：

引入該等修訂旨在改進有關股東大會若干程序並使之符合現代需要。

細則第71A條　新細則規定，在特殊情況下，若董事會認為按所宣佈之日期及地點舉行股東大會乃不設實際或不合理時，董事會(倘實際可行)可在發出有關通告後在香港一份英文及一份中文報章刊登廣告以通知更改股東大會地點或順延大會日期。

細則第77A條　新細則規定，若於召開大會之原有地點不足以容納所有股東時可提供另一地點。

細則第79條　細則之增補闡明撤回以投票進行表決之要求不會使先前以舉手表決投票之結果失效。大會主席可委任監票人及另定地點及時間將大會延會以宣佈表決結果。

細則第86條　細則之增補闡明有精神失常之股東之財產接管人或財產保佐人代表該名股東出席股東大會時，須在48小時前向本公司發出事先通知，從而符合與代表身故及破產股東之通知規定一致。

上述決議案的全文載於本函件中的股東周年大會通告內。此外，按照上市規則的規定，本函件第11至12頁載有說明函件，以向　閣下提供有關購回授權的必要資料。

董事會謹此聲明，現時無意發行任何本公司新股份，惟根據：(i)將予提呈以供選擇之以股代息計劃；(ii)本公司之行政人員購股權計劃之規則而發行者，則作別論。

第8項決議案－修訂本公司之章程細則

香港法例與上市規則已作出若干修訂。2003年公司(修訂)條例(「修訂條例」)於二零零四年二月十三日起實施。香港聯合交易所有限公司(「香港聯交所」)已宣佈修訂上市規則，並將於二零零四年三月三十一日起生效。董事會建議修訂本公司之章程細則，以符合有關法例及規則。

董事會亦建議藉此機會對公司章程細則作出若干技術上的修訂，主要是(i)闡明有關董事任期的條文；(ii)改進股東大會及董事會會議之若干程序並使之符合現代需要；及(ii)由於法例、規定及市場慣例改變而更新若干行政條文及定義並使之符合現代需要。該等修訂概述如下：

配合修訂條例而作出之修訂

細則第98(d)條	修訂使董事委任其替任董事的同時，亦將須為其替任人的行為負責以符合修訂條例。
細則第120條	修訂股東大會能以普通決議案罷免董事，以符合修訂條例
細則第171條	修訂以反映修訂條例作出之修訂，准許本公司可就董事與本公司或與其關連公司作出有關的疏忽、失責、失職或違反信託行為(欺詐行為除外)而招致對本公司或其關連公司的法律責任，及在法律訴訟中就上述責任為該董事進行辯護所招致的責任購買並持有保險。

配合上市規則更改而作出之修訂

若干細則所作出之修訂是反映上市規則附錄三之更改，上市規則附錄三載有上市公司組織章程細則應遵照之規定。

細則第83條	修訂有關按上市規則限制股東投票之條文。
細則第105條	修訂以反映就涉及任何董事本身或其聯繫人擁有重大權益之合約之董事會決議案中對該董事之投票權之新限制。
細則第118條	修訂以闡明可遞交提名參選董事通知之期間，惟有關期間不得早於寄發有關選舉董事之會議通告日後一天及不得遲於召開有關會議日期前七天。

提選連任之董事	獲委任年份	所屬董事會委員會	股份權益 *(附註)*
Hans Michael Jebsen B.B.S. *非執行董事*	1994	投資委員會	2,492,914股普通股

捷成洋行有限公司之主席及捷成集團在世界各地公司之董事。亦為九龍倉集團有限公司之董事。現年四十七歲。

提選連任之董事	獲委任年份	所屬董事會委員會	股份權益 *(附註)*
利子厚 *董事總經理*	1990	投資委員會	1,023,233股普通股

利子厚於一九九零年加入董事會，二零零二年獲委任為營運總監，並於二零零三年獲委任為董事總經理。利氏亦為太平地氈國際有限公司之非執行董事；香港保護兒童會執行委員會會長及伸手助人協會副會長。並為利希慎置業有限公司之董事。為Bowdoin College文學士及波士頓大學工商管理碩士。現年四十二歲。

(附註) 二零零三年年報內「董事薪酬及權益報告書」一節載有：

(i) 根據《證券及期貨條例》第352條須予備存的登記冊所載，有關董事權益之進一步資料；及

(ii) 根據本公司行政人員購股權計劃授與董事之購股權權益之額外資料。

第5、6及7項決議案 — 發行及購買股份的一般授權

本公司於二零零三年五月十三日舉行之去屆股東周年大會上，遵照香港公司條例(第32章)(「公司條例」)第57B條及香港聯合交易所有限公司證券上市規則(「上市規則」)的規定授予董事會一般授權，以發行及購買本公司股份。該等一般授權將於本屆股東周年大會結束後失效。因此，於即將舉行之股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案(**第5項決議案**)，以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束止期間內(或決議案所載的較早期間內)配發、發行及處理本公司的額外股份，惟此等股份數目不得超過本公司於通過決議案日期(根據第7項決議案作出調整)的已發行股本的20%(「發行授權」)；

- 一項普通決議案(**第6項決議案**)，以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束止期間內或決議案所載的較早期間內行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的10%之本公司股份(「購回授權」)；及

- 在通過第5項及第6項決議案授予發行授權及購回授權之條件下，通過一項普通決議案(**第7項決議案**)批准董事會就本公司所購回的本公司股本的面值總額，根據發行授權行使配發、發行及處理本公司的額外股份的權力。

第1項決議案 — 接納二零零三年度財務報告

經審核財務報告全文連同有關董事會報告書及核數師報告書，載於二零零三年年報第40至44頁及60至97頁。

經審核財務報告已經由審核委員會審閱。審核委員會之報告載於二零零三年年報第59頁。

第2項決議案 — 宣佈派發末期股息

董事會建議派發截至二零零三年十二月三十一日止年度末期股息每股26.5港仙。待第2項決議案獲得通過後，末期股息將約於二零零四年六月十一日前後以現金派發予於二零零四年五月十一日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格約將於二零零四年五月十八日前後寄發予股東。

本公司將於二零零四年五月七日(星期五)至五月十一日(星期二)(包括首尾兩天)暫停辦理股份過戶登記手續。為符合獲取擬派末期股息之資格，所有過戶文件連同有關股票，最遲必須於二零零四年五月六日(星期四)下午四時交回本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

第3項決議案 — 重選董事

根據本公司之公司組織章程，所有董事均須遵守輪值告退制度，而於每屆股東周年大會上任期最長之三位董事將會退任，並可膺選連任。據此，於應屆股東周年大會上，鍾逸傑爵士(獨立非執行副主席)、Hans Michael Jebsen(非執行董事)及利子厚(董事總經理)將會退任，並願意膺選連任。彼等重選將以獨立的決議案提呈。

任滿告退及提選連任之董事之背景資料載列如下：

提選連任之董事	獲委任年份	所屬董事會委員會	股份權益 *(附註)*
鍾逸傑爵士G.B.M., K.B.E., C.M.G., J.P. *獨立非執行副主席*	1989	審核委員會及薪酬檢討委員會主席	無

環球投資(香港)有限公司之主席。北海集團有限公司之副主席及多間公司之非執行董事。彼亦為多間自願機構之主席及會員。獲英國牛津大學文學碩士學位。曾任香港布政司。於一九八九年獲委任為本公司董事，並於二零零一年獲委任為副主席，現年七十六歲。

問：請說明有關要求按股數投票方式表決的程序

答：大會主席擬提出以按股數投票方式表決所有載於通告內的決議案，於按股數投票方式表決時，每位股東以個人身份（或如股東為一家公司，由其代表）或其代表所持有每股面值港幣5元之股份均有一票。投票結果將於接著大會後的營業日刊登於報章上，並於本公司及聯交所網頁公布。

在任何情況下，主席或下列人士（以書面形式）可以（在宣布舉手投票結果之前或當時）要求按股數投票方式表決：

(a) 最少3位有權在會上投票的股東，無論是否親身或委託代表出席；或

(b) 代表有權投票的本公司總股數或繳足股本不少於十分之一投票權的一名或多名股東，無論是否親身或委託代表出席。

問：本人可向誰提出疑問？

答：閣下如對大會有任何疑問，請致電2895-5777與希慎之公司秘書部聯絡。

股東周年大會投票程序：常見問題剖釋

閣下每一票均舉足輕重，無論親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問：本人是否有權投票？

答：倘　閣下於二零零四年五月十一日(股東周年大會日期)為希慎興業有限公司普通股之註冊持有人，就有權投票。

股份過戶登記處於二零零四年五月七日(星期五)至五月十一日(星期二)期間暫停辦理股份過戶登記手續。倘　閣下最近曾購買本公司股份，必須於二零零四年五月六日(星期四)下午四時前，將有關股票、股份過戶表格或證明　閣下擁有股份之有關憑證遞交標準証券登記有限公司。

問：本人為何事投票？

答：閣下可就股東周年大會通告上所載決議案投票。大會將討論事項，已載於本函件第2至3頁之「通告」及第6至10頁之「大會議事詳情及董事會推薦意見」內。

問：本人將如何投票？

答：1. 親自出席大會

閣下有權親自出席大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽立妥當之代表委任表格或公司代表授權文件予本公司。

2. 委派代表代投

倘　閣下不擬出席大會，可委派代表按下列其中一種方法代表　閣下投票。**閣下之代表必須按　閣下於代表委任表格上之指示投票：**

(a) 閣下可授權本公司主席按委任表格行使　閣下名下股份之投票權。請註明　閣下之投票意向。

(b) 閣下可委任其他人士出席大會及代表　閣下投票。請於代表委任表格上有關空格內填上　閣下所委任人士之名稱，以及註明　閣下之投票意向。委任代表毋須為本公司股東。

問：應何時交還代表委任表格？

答：代表委任表格**正本**連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件(如有)，**最遲須於大會指定舉行時間48小時前交回本公司之註冊辦事處(地址為香港希慎道33號利園宏利保險大廈49樓)**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

問：誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？

答：填妥及交回代表委任表格後，　閣下即授權代表委任表格上指明之委任代表出席大會及代表　閣下投票。

代表閣下之股份之委任代表，必須按　閣下於代表委任表格上之指示投票。倘　閣下填妥及交回代表委任表格，但並無註明投票意向，則　閣下之委任代表將可酌情投票。

問：本人可否撤銷委任代表或投票指示？

答：填妥及交回代表委任表格後，　閣下仍可親自出席大會並於會上投票。因此，　閣下之出席將表示　閣下撤回委任代表。

6. 「**動議**：

   (a) 一般無條件授權本公司董事會於有關期間內行使本公司一切權力，根據一切適用法例及香港聯合交易所有限公司證券上市規則之規定， 購回或以其他方式購入本公司股本中每股面值港幣5元之股份，惟所購回或以其他方式購入之股份面值總額，不得超過本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額限制.。

   (b) 就本決議案而言：

   「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

   (i) 本公司下屆股東周年大會結束時；

   (ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

   (iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

7. 「**動議**：待本大會通告所載第5及6項決議案獲通過後，本公司根據第6項決議案購回或以其他方式購入之本公司股份面值總額，將會加入根據第5項決議案可發行之股份面值總額內。」

特別決議案

8. 「**動議**修訂本公司之章程細則，詳情載於有關建議修訂章程細則之説明文件(其構成本股東周年大會通告之一部份)。」

承董事會命
公司秘書
容韻儀
謹啟

香港，二零零四年三月三十一日

附註：

1. 有權出席投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)，由公證人簽署核證之授權書或授權文件副本，須於股東周年大會召開前48小時送達本公司之註冊辦事處。

3. 有關投票程序之詳情，載於本函件第4頁「股東周年大會投票程序：常見問題剖釋」一節。

4. 股東周年大會擬處理之各事項，已載於本函件「大會議事詳情及董事會推薦意見」一節；及有關個別決議案之説明文件內。

5. 大會主席擬提出以按股數投票方式表決所有載於通告內的決議案。於按股數投票方式表決時，每位股東以個人身份(或如股東為一家公司，由其代表)或其代表所持有每股面值港幣5元之股份均有一票。

茲通告Hysan Development Company Limited 希慎興業有限公司(「本公司」)謹訂於二零零四年五月十一日(星期二)中午十二時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳召開股東周年大會，處理下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之財務報告及董事會與核數師報告書。

2. 宣佈派發末期股息(並附有以股代息選擇)。

3. 重選依章告退之董事。

4. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐訂其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案及特別決議案：

普通決議案

5. 「**動議**：

(a) 在(c)段之規限下，一般無條件授權本公司董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

(b) 上文(a)段所述之授權將授權本公司董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

(c) 本公司董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外)，不得超過本決議案通過日期本公司已發行股本值總額之20%，而上述授權亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股(惟本公司董事會有權就零碎股權或香港以外任何地區之法律限制或責任或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

董事：

利定昌 *(主席)*
鍾逸傑爵士* *(獨立非執行副主席)*
利子厚 *(董事總經理)*
胡法光**
Hans Michael JEBSEN**
Per JORGENSEN*
利憲彬**
利乾**
利德蓉醫生**
黃于華玲 *(物業董事)*
葉謀遵博士*

* *獨立非執行董事*
** *非執行董事*

註冊辦事處：

香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於二零零四年五月十一日(星期二)舉行之股東周年大會。

本公司致力提高公司管治水平，包括滙報及股東傳訊之質素。有關大會處理事項連同董事會推薦意見之詳情，載於本通函內。

熱切期待　閣下親臨大會。倘　閣下未克親自出席大會，敬請委派一位代表出席並代表　閣下投票。

此致

列位股東　台照

主席
利定昌
謹啟

二零零四年三月三十一日

目　錄

此乃要件　請即處理

閣下如對本函件或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司（「**本公司**」）股份**售出**，應立即將本函件及隨附的代表委任表格以及（如適用）本公司的年報交予買主或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

股東周年大會通告
及
有關發行新股及購回股份之一般性授權
及
修訂公司章程細則之建議

本公司謹訂於二零零四年五月十一日（星期二）中午十二時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳舉行股東周年大會，股東周年大會通告載於本函件內。

不論　閣下能否出席股東周年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會並於會上投票。

二零零四年三月三十一日